UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG
with its registered offices in Bonn, Germany

- ISIN no. DE0005557508 -
- Securities identification code 555 750 -

Invitation
to the extraordinary shareholders’ meeting

We hereby invite our shareholders to attend the
extraordinary shareholders’ meeting
on Thursday November 19, 2009
at 10:00 a.m. (Central European Time – CET),
to be held at the
TUI Arena, Expo Plaza 7, 30539 Hanover, Germany
(and the adjoining rooms that can be accessed via the TUI Arena).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Agenda

1.	Resolution on the approval of the Spin-off and Take-over Agreement concluded on September 3, 2009 with T-Mobile Deutschland GmbH with its registered offices in Bonn.

T-HOME and T-MOBILE in Germany are to be merged to create a single legal entity in order to increase their competitiveness. Deutsche Telekom AG to this end concluded a Spin-off and Take-over Agreement with T-Mobile Deutschland GmbH with its registered offices in Bonn, which is a wholly owned direct subsidiary of Deutsche Telekom AG, on September 3 2009 in respect of the document notarized by notary public

Dr. Ingrid Doyé with offices in Cologne, and under which the T-HOME business area in the structure specified in the Spin-off and Take-over Agreement (Newly Defined

T-HOME Business Area) with all the associated assets and liabilities shall be transferred by way of a spin-off (§ 123 (3) No. 1 in conjunction with §§ 124 et seq.,

138, 141 et seq. Umwandlungsgesetz (UmwG - Reorganization and Transformation Act) to T-Mobile Deutschland GmbH. The Spin-off and Take-over Agreement shall only take effect, once it has been approved by the shareholders’ meeting of

Deutsche Telekom AG and by the shareholders’ meeting of T-Mobile Deutschland. It is envisaged that the shareholders' meeting of T-Mobile Deutschland GmbH approves the Spin-off and Take-over Agreement before the extraordinary shareholders' meeting of Deutsche Telekom AG to be held on November 19, 2009. Moreover, the Spin-off shall be valid only if recorded in the commercial register of Deutsche Telekom AG. This may only take place following recording in the commercial register of

T-Mobile Deutschland GmbH.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The Spin-off and Take-over Agreement concluded on September 3, 2009 between Deutsche Telekom AG and T-Mobile Deutschland GmbH with registered offices in Bonn, notarized by notary public Dr. Ingrid Doyé with office in Cologne, is approved

Details of the main contents of the Spin-off and Take-over Agreement:

To provide shareholders with some form of initial guidance, the following provides a summary outline of the key provisions of the spin-off and take-over agreement (hereinafter "Spin-off and Take-over Agreement") concluded between Deutsche Telekom AG and T-Mobile Deutschland GmbH with registered offices in Bonn on September 3, 2009 in respect of the document notarized by notary public

Dr. Ingrid Doyé with offices in Cologne. The text of the spin-off and take-over agreement is then provided, excluding the introductory section of the agreement, table of contents, list of annexes, and annexes. Sections 1 through 8 of the Spin-off and Take-over Agreement included therein contain the essential contents of the agreement. Finally the main contents of the Annexes are set out; these Annexes form an integral part of the Spin-off and Take-over Agreement.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

The key provisions of the Spin-off and Take-over Agreement are (for the purposes of guidance) summarized below:

§
Section 1, the preamble, first describes the parties to the Agreement (Sections 1.1 and 1.2) and the economic background to the Spin-off (Section 1.3). In addition, it illustrates the modification to be carried out to the internal organizational structure of the company, aiming to redefine the T-Home business area in such a way that it focuses on fixed-network telephony and broadband services as well as subscriber line-based Internet and entertainment products and services on the German market for consumers and business customers as well as for carriers (Section 1.4). The preamble also includes the provision whereby the Spin-off and Take-over Agreement, in accordance with the provisions in its Sections 3 and 4, transfers parts of the assets and liabilities of Deutsche Telekom AG, which shall form the Newly Defined T-Home Business Area once the new organizational structure has been fully implemented, by way of a spin-off to the accepting company

T-Mobile Deutschland GmbH (Section 1.5). The Spin-off Assets and Liabilities are then specified with reference to the organizational units (Section 1.6). The tax objectives are defined under the last sub-section (Section 1.7).

§
Section 2 includes general provisions, particularly regarding the basic nature and manner of the Spin-off (Section 2.1), the closing balance sheet, the Effective Spin-off Date and the effective transfer date for tax purposes (Section 2.2).

§
Section 3 includes the relevant provisions relating to the identification of the Spin-off Assets and Liabilities and delimits these with regards to the Assets that are not affected by the Spin-off. At the beginning, there is an initially general provision (Section 3.1), which however already includes a series of specifications (which serve to include and exclude certain assets) of the Spin-off Assets and Liabilities, followed by specific provisions governing intangible assets (Section 3.2), property, plant and equipment (Section 3.3), limited easements and other rights recorded in the land register, (Section 3.4), shares in affiliated companies and other equity investments (Section 3.5), current assets (Section 3.6), liabilities and obligations, risks and charges, including the constitution of an obligation (a contractual undertaking to perform the obligation of another party) of T-Mobile Deutschland GmbH vis-à-vis Deutsche Telekom AG in order to assign certain obligations of Deutsche Telekom AG in economic terms to the Spin-off Assets and Liabilities (Section 3.7), liabilities under occupational pensions, partial early retirement arrangements, and long-term time accounts (Section 3.8), agreements and other legal relationships (Section 3.9), additions and disposals prior to the Execution Date (Section 3.10) and retention of title, expectancies and recovery claims (Section 3.11).

§
Section 4 includes provisions on the transfer terms, particularly as regards the execution of the spin-off and the Execution Date (Section 4.1), obstacles to transfer, including a catch-all clause, and the duties of cooperation regarding obstacles to the transfer (Section 4.2), general duties of cooperation (Section 4.3), assets that cannot be assigned to a single party (multi-use assets) and retransfer obligation (Section 4.4), creditor protection and internal settlement as well as indemnity from liability (Section 4.5), special aspects of easements and other land registry rights (Section 4.6), special aspects regarding main distribution frames (Section 4.7) as well as future intragroup delivery and service relationships (Section 4.8).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

§
Section 5 regulates in particular the consideration in the form of a new share in T-Mobile Deutschland GmbH (Section 5.1) and contains details of the granting of special rights and benefits (Section 5.2).

§	Section 6 contains details of the consequences of the Spin-off for employees and employee representatives.

§	Section 7 contains details or provisions regarding civil servant employment relationships.

§
Section 8 contains other provisions, especially regarding change of the effective date (Section 8.1), applicable law and forum (Section 8.2), costs and taxes (Section 8.3), entry into effect, filing for recording in the commercial register (Section 8.5) as well as a severability clause (Section 8.4) and the clarification that the Annexes form an integral component of the Agreement (Section 8.6).

The text of the Spin-off and Take-over Agreement excluding the introductory section of the agreement, table of contents, list of Annexes, and Annexes reads as follows:

„1.	PREAMBLE

1.1	Deutsche Telekom AG, with its registered offices in Bonn, is recorded in the commercial register of the Bonn Local Court under HRB 6794.

1.2
T-Mobile Deutschland GmbH, with its registered offices in Bonn, is recorded in the commercial register of the Bonn Local Court under HRB 5919. Upon conclusion of this Spin-off and Take-over Agreement, T-Mobile Deutschland GmbH's registered share capital, which is held in full by Deutsche Telekom AG, is EUR 520,000,000; it is fully paid in.

1.3
In its three strategic business areas, the Deutsche Telekom Group, whose parent is Deutsche Telekom AG, offers products and services for consumers and business customers as well as for carriers (other network operators). The three business areas are:

(i)	fixed line telephony and broadband services as well as Internet and entertainment offerings;

(ii)	mobile voice and data communication offerings;

    and

(iii)	telecommunications and IT solutions for selected corporate customers and MNCs (multi-national corporations) and for the public and healthcare sector.

In Germany, these three business areas are covered by T-HOME (fixed network telephony and broadband services as well as Internet and entertainment offerings), T-MOBILE (mobile voice and data communications offers) and

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

T-SYSTEMS (telecommunications and IT solutions for selected corporate customers and MNCs as well as for the public and healthcare sector).

Both T-HOME and T-MOBILE offer their goods and services in Germany on the consumer and business customer market, with the exception of the selected major corporations, which are handled by T-SYSTEMS. T-HOME and

T-MOBILE have already been working together in Germany in a number of fields. The cooperation extends primarily to the sales and service activities, which have been integrated for some two years.

In this respect, the Germany telephony market is saturated in both business areas, whereas the German data and broadband market is continuing to expand. Further growth opportunities are resulting from the increasing demand for integrated and innovative mobile/fixed network offerings. These opportunities cannot be properly exploited given the current legal structures.

A merger between T-HOME and T-MOBILE in Germany into a single legal unit offers significant advantages compared to a continued legal separation of the domestic activities into the relevant business areas. It would, inter alia, further the aim of fully utilizing additional revenue opportunities in the respective current customer relationships. In this respect, the number of so-called double customers (fixed network and mobile) should be increased. Moreover, customer satisfaction should be improved through integrated offerings and services provided from under one roof, thus enhancing customer retention, while cost synergies should be utilized. A merger between T-HOME and T-MOBILE in Germany into a single legal unit permits a significant increase in competitiveness as a whole. Therefore a major step for this merger should be the transfer of the T-HOME Business Area, which is currently part of Deutsche Telekom AG, to T-Mobile Deutschland GmbH in accordance with the provisions of this Spin-off and Take-over Agreement.

1.4
On July 1, 2009, apart from restructuring the segments of the Deutsche Telekom Group such that they are broken down into the "Germany" ("GER"), "USA" ("USA"), "Europe" ("EUR"), "Southern and Eastern Europe" ("SEE"), "System Business" ("SYS") and "Group Headquarters & Shared Services" ("GHS") segments, Deutsche Telekom AG began to modify its company-internal organizational structure. The aim of the changes in the organizational structure effected per July 1, 2009 and those still outstanding is to redefine the T-HOME Business Area such that it concentrates on fixed line telephony and broadband services and on connection-based Internet and entertainment offers on the German market for consumers and business customers and carriers. Individual units that perform additional tasks within Deutsche Telekom AG, particularly international ones, have been or – where the changes in the organizational structure are still outstanding – will be removed from the T-HOME Business Area.

1.5
By virtue of the Spin-off and Take-over Agreement, portions of Deutsche Telekom AG's assets and liabilities, which shall form part of the Newly Defined T-HOME Business Area following full implementation of the new organizational structure whose introduction was commenced on July 1, 2009, shall be transferred to T-MOBILE Deutschland GmbH by way of spin-off by means of acquisition subject to Sections 3 and 4 (§ 123 (3) No. 1 in conjunction with §§ 124 et seq., 138, 141 et seq. of the Umwandlungsgesetz (UmwG--German Reorganization and Transformation Act) (hereinafter "UmwG").

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

1.6
In this respect, based on the organizational structure as at July 1, 2009, the following shall be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH together with all associated Assets subject to Sections 3 and 4:

(i)
the areas that, within the organization, are supervised by the chairman of the "T-HOME Divisional Board of Management" (unless expressly provided otherwise below, including any and all organizational sub-units):

"Marketing" ("M"), but not including "Event Marketing" ("M 43") and "Trade Fair Management" ("M 44") in the "Market Communication"

("M 4") department, which will both remain with Deutsche Telekom AG, and not including the following units: "Business International" ("BIN" or "ICSS") and "Product Management International" ("PM 1"), i.e. not including the international wholesale activities of the "Wholesale Center" ("Z W"), which shall also remain with Deutsche Telekom AG;

"Sales" ("V"),

"Technology" ("T") including the German Fixed Line Network, but not including the "Telekom Global Network" ("TGN") including the "International Network Management Center Frankfurt" ("INMC"), which shall also remain with Deutsche Telekom AG;

"Technical Customer Service" ("TK"),

"Customer Service" ("KS"),

"Market and Quality Management" ("MQM"), but not including "Product and Quality Management" ("MQM 41") and the area management of the "Terminal Equipment" department ("MQM 4"), which shall both remain with Deutsche Telekom AG;

"Information Technology" ("IT"), but not including the "International" ("IT 3") sub-unit, which shall remain with Deutsche Telekom AG, and not including the following sub-units of the "Information Technology Center" ("Z IT"), which shall also remain with Deutsche Telekom AG with one specific reverse exception: the "Enterprise Middleware Management" ("Z IT 752") sub-department, the "IT Solutions Finances & Controlling" ("Z IT 4") department with the reverse exception that the section of the "Master Database and Sox" ("Z IT 437") sub-department that is involved with defining the SOX requirements for all national IT applications, shall be transferred to T-Mobile Deutschland GmbH, the section of the "Business Support and Reporting" ("ZIT22") sub-department that is involved with governing body support in complex IT projects, the positions of those employees in the "IT Infrastructure" ("Z IT 5") department who, as at June 30, 2009, already perform tasks for Deutsche Telekom AG involving license management, IT infrastructure standardization and contract management with IT service providers, and that section of the "IT Projects" ("Z IT 01") sub-department that is responsible for general management of Group IT projects in the ERP environment;

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

"Financing and Controlling" ("FC"), but not including the "International Business" ("IB"), "Controlling Global Network" ("CT34"), and "Accounting & Financial Statements T-Home" ("BA") departments, which shall remain with Deutsche Telekom AG, and not including the "Participation Controlling/Capital Market Communication" ("CBW 3") sub-unit with the reverse exception that the part involved with national interest controlling shall be transferred to T-Mobile Deutschland GmbH while the remaining part shall remain with Deutsche Telekom AG,

and

"Human Resources" ("HR"),

(ii)
the "Business Customers" ("DT GK") business unit, which passed to Deutsche Telekom AG upon recording of the merger between T-Systems Business Services GmbH with its registered offices in Bonn with Deutsche Telekom AG in the commercial register of Deutsche Telekom AG on April 1, 2009;

and

(iii)	the Management Board Support ("VBV Support Office") and "Strategy T-Home" ("VBV1") organizational units directly supervised by the chairman of the "T-HOME Divisional Board of Management".

((i) to (iii) referred to previously and hereinafter as the "Newly Defined T-HOME Business Area").

Based on the organizational structure in place per July 1, 2009, the following, inter alia, shall not be included in the Newly Defined T-HOME Business Area and shall therefore not be included in the transfer pursuant to this Spin-off and Take-over Agreement: the "Products & Innovation" ("P & I") area with the “Product House” sub-area, including the associated equity investments. Also not included in the transfer pursuant to this Spin-off and Take-over Agreement shall be the remaining areas forming part of the "Group Headquarters & Shared Services" ("GHS") segment as at July 1, 2009, including the associated equity investments, as well as – apart from the participation in T-Mobile Deutschland GmbH – the equity investments held by the "USA" ("USA"), "Europe" ("EUR"), "Southern and Eastern Europe" ("SEE") and "System Business" ("SYS") segments and various support units including the "Regulation" ("VBV2") unit.

1.7
The Newly Defined T-HOME Business Area is to be transferred as an operating business unit. Therefore it is intended that this Spin-off and Take-over Agreement shall include the transfer, in particular, of all Assets that are used exclusively by the Newly Defined T-HOME Business Area and that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business; should Assets that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business not be exclusively used by the Newly Defined T-HOME Business Area, the transfer shall be replaced by the grant of a long-term license.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

2.	GENERAL PROVISIONS

2.1	Spin-off by means of acquisition

Deutsche Telekom AG, with its registered offices in Bonn, as the transferring legal entity, shall transfer by way of spin-off by means of acquisition pursuant to § 123(3) No. 1 UmwG in their entirety those parts of its assets and liabilities that are defined in Section 3 as Spin-off Assets and Liabilities to T-Mobile Deutschland GmbH, with its registered offices in Bonn, as the receiving legal entity against grant of a new share in T-Mobile Deutschland GmbH (hereinafter referred to as the "Spin-off").

2.2	Closing Balance Sheet, Effective Spin-off Date, effective transfer date for tax purposes

(a)
The Spin-off shall be based on the audited balance sheet of Deutsche Telekom AG per December 31, 2009 as closing balance sheet (hereinafter referred to as the "Closing Balance Sheet"). T-Mobile Deutschland GmbH shall recognize the assets and liabilities transferred to it using the same carrying amounts recognized by Deutsche Telekom AG and carry them in its financial accounts and tax accounts using the respective carrying amounts recognized by Deutsche Telekom AG.

(b)
As between Deutsche Telekom AG and T-Mobile Deutschland GmbH, the transfer shall enter into effect on January 1, 2010 (hereinafter referred to as the "Effective Spin-off Date"). Commencing January 1, 2010, any and all actions and transactions on the part of Deutsche Telekom AG relating to the Spin-off Assets and Liabilities as defined in Section 3 shall be deemed effected for the account of T-Mobile Deutschland GmbH. Deutsche Telekom AG and T-Mobile Deutschland GmbH shall place each other in the positions in which they would be if the Spin-off Assets and Liabilities had already been transferred to T-Mobile Deutschland GmbH on the Effective Spin-off Date.

(c)	The effective transfer date for tax purposes shall be December 31, 2009 in accordance with § 20 (6) sentence 2 of the UmwG.

3.	SPIN-OFF ASSETS AND LIABILITIES

3.1	Subject matter of the Spin-off

(a)	Deutsche Telekom AG shall transfer the following in their entirety to T-Mobile Deutschland GmbH:

(i)
any and all tangible and intangible fixed assets, shown both as assets and liabilities, including contractual relations and other legal relations and legal positions of any kind, receivables and liabilities, uncertain liabilities, potential liabilities and future and conditional receivables and liabilities for which the legal basis has already been created, irrespective of whether these must or may be recorded in the balance sheet or have actually been recorded in the balance sheet (previously and hereinafter referred to as "Assets" or if individual Assets are meant, "Asset") and that are attributable to the Newly Defined T-HOME Business Area, unless expressly exempted from the transfer below;

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(ii)
including any and all Assets of the "Business Customers" ("DT GK") business unit that were transferred to Deutsche Telekom AG upon recording in the commercial register of Deutsche Telekom AG of the merger between T-Systems Business Services GmbH, with its registered offices in Bonn, and Deutsche Telekom AG on April 1, 2009;

and

(iii)	including any and all Assets expressly attributable below to the Spin-off Assets and Liabilities.

((i) to (iii) previously and hereinafter referred to as the "Spin-off Assets and Liabilities").

The assets and liabilities of the Spin-off Assets and Liabilities per July 1, 2009 are indicated in the pro forma balance sheet per July 1, 2009 attached as Annex 3.1 (a). The provisions of Section 2.2 (a) sentence 1 and Section 3.10 shall remain unaffected.

(b)
The Spin-off Assets and Liabilities shall include, in particular, any and all Assets that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business unit and that are used exclusively by the Newly Defined T-HOME Business Area.

(c)
Unless expressly provided otherwise below in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include, in particular, any and all Assets that per January 1, 2010 are shown in the company codes 1001, 1021 and 1022 in the "Software Integration Telekom" ("SINTEL R/3") accounting system, i.e. the SAP R/3 central management system and the interface systems of Deutsche Telekom AG (hereinafter - and in relation to January 1, 2010 - referred to as "Company Codes Included in the Spin-off").

(d)	The following shall in any event not be included in the Spin-off Assets and Liabilities and shall therefore be excluded from the transfer:

(i)	any and all trademarks, design models, patents and utility models of Deutsche Telekom AG;

(ii)	any and all real estate, buildings and hereditary building rights of Deutsche Telekom AG;

(iii)
the agreements concerning a collateral promise in relation to commitments for company occupational pensions and partial early retirement arrangements that Deutsche Telekom AG concluded on June 21, 2007 with Deutsche Telekom Netzproduktion GmbH, with its registered offices in Bonn, on June 22, 2007 with Deutsche Telekom Kundenservice GmbH, with its registered offices in Bonn, and on June 22, 2007 with Deutsche Telekom Technischer Service GmbH, with its registered offices in Bonn, together with the rights and obligations under such collateral promise and any agreements concerning the assumption

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

of contractual undertakings to perform the obligation of another party concluded by Deutsche Telekom AG with the three aforementioned companies in conjunction with the collateral promise, in each case including any and all rights and obligations resulting from such agreements;

(iv)	the interest held in T-Mobile Deutschland GmbH by Deutsche Telekom AG;

(v)	the control agreement dated December 4, 2000 in place between Deutsche Telekom AG and T-Mobile Deutschland GmbH, together with any and all rights and obligations resulting from such agreement;

and

(vi)
the profit and loss transfer agreement dated December 4, 2000 in place between Deutsche Telekom AG and T-Mobile Deutschland GmbH, together with any and all rights and obligations resulting from such agreement.

(e)
The liabilities of Deutsche Telekom AG under those agreements to which the contract numbers set forth in Annex 3.1 (e) are allotted in the "Integrated Treasury System" ("ITS") shall form part of the Spin-off Assets and Liabilities in economic terms, but, in relation to the respective outside creditors, shall remain with Deutsche Telekom AG as debtor. Accordingly, in legal terms, they shall be exempted from the assets and liabilities being transferred to

T-Mobile Deutschland GmbH upon the entry into effect of the Spin-off, although T-Mobile Deutschland GmbH agrees to satisfy such liabilities pursuant to Section 3.7 (g) inter se in relation to Deutsche Telekom AG.

3.2	Intangible fixed assets

(a)
Unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include any and all intangible fixed assets shown in the Company Codes Included in the Spin-off or otherwise attributable to the Newly Defined T-HOME Business Area, i.e. – unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10 – in particular:

(i)
any concessions, licenses and similar rights (allotment rights, syndicate rights, rights of use, subscription rights, usufructuary rights, supply and distribution rights, rights of transmission and rights of way, emission reduction certificates, rights to use telephone numbers including porting IDs, IP addresses, rights for linear transmission of film and television products, rights for the transmission of sporting events etc.) attributable to the Newly Defined T-HOME Business Area and similar assets (unprotected inventions, know-how, secret procedures, customer indexes, film and sound recordings etc.);

and
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(ii)	any rights and legal positions attributable to the Newly Defined T-HOME Business area, in particular, rights to down payments made on intangible fixed assets;

in each case including any and all rights and obligations under contractual or other legal relations underlying such Assets or associated therewith.

(b)	The Spin-off Assets and Liabilities shall include:

(i)
any and all rights in the network-specific software used in the Fixed Line Network, inter alia, rights in technical systems, platforms and other technical elements for transmission and switching as well software used for other network management in and belonging to the Fixed Line Network, in particular, the self-created and third party-created software set forth in Annex 3.2 (b) (i), subject to the exception that where licenses are limited to technical elements of the Fixed Line Network, only such licenses limited to technical elements of the Fixed Line Network shall be covered by this Section 3.2 (b) (i), i.e. licenses concerning the same software that are limited to other technical elements, in particular, technical elements pertaining to the "Telekom Global Network" ("TGN") (see Section 3.2 (f) (iv)) shall not be covered by this Section 3.2 (b) (i);

(ii)
any and all rights in the network-specific software used in the "Technical Launch Center" ("ZTE") including rights in the software for management and operation of systems and platforms that show future products and developments for tests and validations, in particular, the self-created and third party-created software set forth in Annex 3.2 (b) (i), subject to the exception that where licenses are limited to technical elements of the "Technical Launch Center" ("ZTE"), only such licenses limited to technical elements of the "Technical Launch Center" ("ZTE") shall be covered by this Section 3.2 (b) (i), i.e. licenses concerning the same software that are limited to other technical elements, in particular, technical elements pertaining to the "Telekom Global Network" ("TGN") (see Section 3.2 (f) (iv)) shall not be covered by this Section 3.2 (b) (ii)

(iii)
any and all rights in the specific software for the service production of the value-added network services (the value-added network services include public telecommunications, information, data editing, value-added solutions such as national and international voice value-added network services, including value-added solutions for customers that are also customers of T-Systems Enterprise Services GmbH; value-added network services are defined in greater detail in Annex 3.2 (b) (iii) (X)) used in the "Value-added Network Services Center" ("ZMD"), in particular, rights in the self-created and third party-created software set forth in Annex 3.2 (b) (iii) (Y);

(iv)	any rights in software that is not network-specific and supports business processes and set forth in Annex 3.2 (b) (iv);

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(v)
any and all rights in standard software that is exclusively used in the Newly Defined T-HOME Business Area and any and all rights in standard software that is exclusively used in the Newly Defined T-HOME Business area;

and

(vi)
any and all rights in software that is used exclusively in the "Business Customers" ("DT GK") business unit and any and all rights in software that is used exclusively in the "Business Customers" ("DT GK") business unit, even if they have not yet been covered by paragraphs (i) to (v);

in each case including any rights in further developments contractually granted in association with such rights or to which Deutsche Telekom AG is otherwise entitled. In this respect, "Software Rights" previously and hereinafter includes both licenses and any and all other rights in or under the software and to software.

(c)	The Spin-off Assets and Liabilities shall include the know-how attributable to the Newly Defined T-HOME Business Area, in particular:

(i)	any know-how associated with the Fixed Line Network, including the architecture and solution concepts, technical specifications and data and work instructions for the Fixed Line Network;

(ii)
any know-how associated with the test and reference systems of the "Technology Launch Center" ("ZTE"), including the architecture concepts (system architectures), solution concepts, technical specifications and data and work instructions for innovative implementation of product and platform developments for the Fixed Line Network, in particular those for which an entrepreneurial decision for implementation has already been made;

and

(iii)
the know-how associated with the "Value-added Network Services Center" ("ZMD"), including the architecture and solution concepts, technical specifications and data and work instructions for value-added network services (see Section 3.2 (b) (iii)).

(d)
The Spin-off Assets and Liabilities shall include any and all contents of the technical databases, customer databases and other databases attributable to the Newly Defined T-HOME Business Area and any rights therein, thereon or thereunder.

(e)	The Spin-off Assets and Liabilities shall include the established customer base attributable to the Newly Defined T-HOME Business Area, in particular:

(i)
the customer base from the business involving national line-based products (irrespective of the technology, for example, PSTN, IP etc.) such as voice connections, DSL connections, double/triple play connections, data products, TDN (Telekom Designed Network) solutions, T-VPN (Virtual Private Networks) voice solutions, national wholesale/resale products, national wholesale solutions, interconnect products and solutions, in particular, those consisting of the customers set forth in Annex 3.2 (e) (i);

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(ii)
the established customer base from the business with non-line-based products such as ISP products (Internet access), value-added network services (see Section 3.2 (b) (iii)), including value-added solutions for customers that are also customers of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, leased equipment (for example leased telephones, routers, telecommunications systems, PCs), services (for example assembly, remote services), in particular those consisting of the customers set forth in Annex 3.2 (e) (ii), with the exception, however, of the established customer base from the "Product House" business with digital services (non-access products);

(iii)
the established customer base from the business involving dependent services for the categories specified in paragraphs (i) and (ii), for example, connection-related add-on options (e.g. mailbox, security package, homepage, add-on options such as Entertain etc., provided these are booked via T-HOME Access, irrespective of availability on the free Internet), rate options (for example, discounts for time/volume thresholds, hot spot), equipment extensions (for example, extensions to telecommunications systems), service level agreements (individual service agreements, for example, for fault clearance times) and infrastructure services (for example collocation and ventilation technology, including associated ancillary services and emergency power systems);

and

(iv)
the established customer base of the "Business Customers" ("DT GK") business unit, in particular, those consisting of the customers set forth in Annex 3.2 (e) (iv) (X), including the established customer base concerning the AGB network business consisting of those customers that are also customers of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, in particular, those customers set forth in Annex 3.2 (e) (iv) (Y), even if not yet covered by paragraphs (i) to (iii). In this respect, the AGB network business means any and all agreements that relate to provision of a service according to one or more of the item and service numbers (AL numbers) set forth in Annex 3.2 (e) (iv) (Z).

(f)	The following shall not be included in the Spin-off Assets and Liabilities and shall be excluded from the transfer accordingly:

(i)	the IT applications developed and supported by the "IT Solutions Finances & Controlling" ("Z IT 4") sub-department, which support the secondary processes of financing, controlling and purchasing;

(ii)	the rights in the software set forth in Annex 3.2 (f) (ii);

(iii)	the rights in the network-specific software used exclusively in the "Telekom Global Network" ("TGN");

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(iv)	the licenses limited to the technical elements of the "Telekom Global Network" ("TGN") concerning the network-specific software used in the "Telekom Global Network" ("TGN");

(v)	long-term licenses for capacity abroad ("DDP");

(vi)
the established customer base from the business involving international wholesale/resale products and international wholesale solutions and termination and peering, including customers of the "Business International" ("BIN" or "ICSS") units from use of the "Telekom Global Network" ("TGN");

and

(vii)
the established customer base from the "Product House" business with digital services (non-access products) and rights in the items and works of the relevant business underlying the products (including video-on-demand, music rights and other licenses).

3.3	Property, plant and equipment

(a)
Unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include any and all property, plant and equipment shown in the Company Codes Included in the Spin-off and other property, plant and equipment attributable to the Newly Defined T-HOME Business Area, i.e., unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the following, in particular:

(i)	the technical systems and machinery attributable to the Newly Defined T-HOME Business Area;

(ii)	other systems and items pertaining to the plant and equipment and attributable to the Newly Defined T-HOME Business Area;

and

(iii)
any rights and legal positions attributable to the Newly Defined T-HOME Business Area, in particular, rights based on down payments rendered for property, plant and equipment, and property, plant and equipment under construction, in particular, Fixed Line Network expansions that have not yet been completed;

in each case including any and all rights and obligations under contractual or other legal relations underlying such Assets or associated therewith.

(b)
The Spin-off Assets and Liabilities shall include the entire Fixed Line Network of Deutsche Telekom AG located in the territory of the Federal Republic of Germany, including the telecommunications lines, i.e. telecommunications cable systems located aboveground and underground, including associated switching and distribution equipment, pylons and supports, manholes and cable channels and other components of the cable routes, together with accessories, with the exception, however, of the network elements attributable to the "Telekom Global Network" ("TGN") and the technical systems and machinery attributable to the "Products & Innovation" ("P & I") area (previously and hereinafter referred to as the "Fixed Line Network") including any and all rights in components of the Fixed Line Network.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

The Fixed Line Network shall include, in particular:

(i)
all customer network connections, the outside plant termination points (APL) and the network, including the telecommunications lines, associated technical systems and machinery and accessories between the outside plant termination point and main distribution frames, in particular, the cable distribution boxes (KVz) and the multi-function cabinet (MFG), in each case including the technical systems therein ("Access" network level);

(ii)	the main distribution frames specified in Annex 3.3 (b) (ii) consisting, inter alia, of the converging telecommunications lines, technical systems and machinery;

(iii)
the network elements behind the main distribution frames when viewed from the outside plant termination point, including telecommunications lines, associated technical systems and machinery and accessories, the "Aggregation" network level, in particular, the Asynchronous Transfer Mode (ATM) and Ethernet nodes (routers) on such level, and the "backbone" network level, in particular, the computers that control the telecommunications traffic (so-called network nodes);

(iv)	the exchanges at the main distribution frames specified in Section 3.3 (b) (ii);

and

(v)	any and all network-related hardware, in particular, hardware for transmission, switching and other network management for the three network levels (access, aggregation and backbone);

in each case with the exception of the network elements attributable to the "Telekom Global Network" ("TGN") and the technical systems and machinery attributable to the "Products & Innovation" ("P & I") area.

The Fixed Line Network is linked with networks of other carriers and third parties and to this extent extends to the technical transfer points as part of the collocation.

The following network elements shall not be included in the Spin-off Assets and Liabilities and shall instead be attributable to the "Telekom Global Network" ("TGN"):

(vi)
the submarine cable systems including the technical systems and main distribution frames in the submarine cable termination points at the German coastlines with the operating site codes 493100, 493600, 382107 and 465100;

(vii)
any and all technical systems and machinery and other property, plant and equipment located in the building of the "International Network Management Center Frankfurt" ("INMC") (operating site code 691601), with the exception of the cable feeds to the cable distribution room;

and
This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(viii)	the technical systems and machinery set forth in Annex 3.3 (b) (viii).

The following technical systems and machinery shall not be included in the Spin-off Assets and Liabilities but shall instead be attributable to the "Products

& Innovation" ("P & I") area:

(ix)	the technical systems and machinery set forth in Annex 3.3 (b) (ix).

(c)	The Spin-off Assets and Liabilities shall include any and all terminal equipment and in-house networks, provided these are owned by Deutsche Telekom AG.

(d)
The Spin-off Assets and Liabilities shall include the test and reference systems of the "Technical Launch Center" ("ZTE"), in particular, the hardware systems (network elements, servers, routers, cable systems etc.), which show future products and developments for tests and validations, testing and checking devices and the replica of the Cu cable network (cable testing system).

(e)
The Spin-off Assets and Liabilities shall include the property, plant and equipment attributable to the "Value-added Network Services Center" ("ZMD"), in particular, the information telephony platform, the public telecommunications centers (terminal equipment and housing), advertising, conference call bridges plus back-end systems, hardware for customer-specific value-added network services and for the AtX platform.

(f)
The Spin-off Assets and Liabilities shall include the Assets defined according to system classes in Annex 3.3 (f), unless they are attributable pursuant to Section 3.3 (b) (vi) to (viii) to the "Telekom Global Network" ("TGN") or, pursuant to Section 3.3 (b) (ix), to the "Products & Innovation" ("P & I") area (components of the Fixed Line Network and the so-called network periphery).

(g)
The Spin-off Assets and Liabilities shall include any and all Assets pertaining to the property, plant and equipment of the "Business Customers" ("DT GK") business unit, even if they are not yet covered by Section 3.3 (b) to (f).

(h)	The following shall not be included in the Spin-off Assets and Liabilities and shall be excluded from the transfer accordingly:

(i)	the network elements attributable to the "Telekom Global Network" ("TGN") pursuant to Section 3.3 (b) (vi) to (viii);

and

(ii)	the technical systems and machinery attributable to the "Products & Innovation" ("P & I") area pursuant to Section 3.3 (b) (ix).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

3.4	Limited personal easements and other rights recorded in the land register

The Spin-off Assets and Liabilities shall include any and all limited personal easements and other rights recorded in the land register that are recorded (i) in favor of Deutsche Telekom AG or one of its legal predecessors, and (ii) that secure the creation, use or development of Spin-off Assets and Liabilities, in particular, that confer rights to use the real estate for telecommunications systems or telecommunications lines or that otherwise operate to secure cable and line rights or rights in conjunction with the operation and use of exchanges, with the exemption of limited personal easements and other rights recorded in the land register that are limited to pure rights of way for pedestrians or traffic. The Spin-off Assets and Liabilities shall include, in particular, the limited personal easements and rights recorded in the land register in favor of Deutsche Telekom AG or one of its legal predecessors specified in Annex 3.4 in relation to the real estate or buildings set forth therein.

3.5	Shares in affiliated companies and other equity investments

The Spin-off Assets and Liabilities shall include any and all shares and equity investments held by Deutsche Telekom AG in the companies set forth in Annex 3.5, in each case together with any and all associated rights and duties. Section 3.9 (j) (viii) shall remain unaffected. Where equity investments in partnerships are concerned (for tax purposes: commercial partnerships (Mitunternehmerschaften)), these shall be transferred together with the partnership's "special business assets and liabilities" (Sonderbetriebsvermögen) if this is an operating base of the commercial partnership (Sonderbetriebsvermögen I) or to the co-ownership interest (Sonderbetriebsvermögen II). The provisions of Sections 4.2 (b) and 4.8 (d) shall apply mutatis mutandis. Shares and equity investments in companies other than those stipulated in sentence 1 do not constitute Spin-off Assets and Liabilities and are accordingly excluded from transfer unless otherwise stipulated in Section 4.2 (b).

3.6	Current assets

(a)
Unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include any and all current assets shown in the Company Codes Included in the Spin-off and other current assets attributable to the Newly Defined T-HOME Business Area, i.e., unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the following, in particular:

(i)
the inventories attributable to the Newly Defined T-H OME Business Area, in particular, raw materials, manufacturing and operating supplies and other inventories, unfinished products and services, finished products and goods, in each case including any and all rights and legal positions, in particular, rights under down payments rendered, and expendables;

(ii)
the receivables for goods and services attributable to the Newly Defined T-HOME Business Area, including those against affiliated companies and companies in which an interest is held, and other Assets;

and

(iii)	legal relations based on accruals and attributable to the Newly Defined T-HOME Business Area;

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

in each case including any and all rights and obligations under contractual or other legal relations underlying such Assets or associated therewith.

(b)	The Spin-off Assets and Liabilities shall include any and all rights and duties under banking and account agreements concerning the accounts set forth in Annex 3.6 (b).

(c)	The Spin-off Assets and Liabilities shall include any and all of the current assets of the "Business Customers" ("DT GK") business unit, even if they are not yet covered by Section 3.6 (b).

3.7	Liabilities and obligations, risks and charges

(a)
Unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include any and all liabilities and obligations shown in the Company Codes Included in the Spin-off or otherwise attributable to the Newly Defined T-HOME Business Area, including uncertain liabilities, potential liabilities and future liabilities of Deutsche Telekom AG, the legal basis for which has already been created, i.e., unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the following in particular if these are attributable to the Newly Defined T-HOME Business Area:

(i)	liabilities from down payments on orders received;

(ii)	liabilities for goods and services;

(iii)	liabilities to affiliated companies or companies in which an interest is held;

(iv)	other liabilities;

(v)	uncertain liabilities and charges for which provisions are recognized (in this respect, the procedures set forth in Section 3.8 shall apply to pension commitments);

and

(vi)	legal relations underlying deferred payments.

(b)
The Spin-off Assets and Liabilities shall include the liabilities and obligations under the agreements and other legal relations forming part of the Spin-off Assets and Liabilities pursuant to Section 3.9 (b) to (h).

(c)	The Spin-off Assets and Liabilities shall include the dismantling obligations with regard to the Fixed Line Network and dismantling obligations for public telecommunications centers.

(d)
The Spin-off Assets and Liabilities shall include grant back rights under security provided attributable to the Newly Defined T-HOME Business Area, in particular, those in conjunction with the agreements specified in Section 3.9 (c) and, if these do not consist of a cash payment, the security corresponding to the aforementioned grant back obligations (ownership by way of security, legal positions under guarantee agreements etc.).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(e)
The Spin-off Assets and Liabilities shall include any and all liabilities and obligations, risks and charges of the "Business Customers" ("DT GK") business unit, even if they are not yet covered by Section 3.7 (b) to (d).

(f)
The Spin-off Assets and Liabilities shall include liabilities under those loan agreements with Deutsche Telekom International Finance B.V., with its registered offices in Amsterdam, the Netherlands, to which the following contracting numbers are allotted in the "Integrated Treasury System" ("ITS"): 21332 (loan from MTN 21403 (ISIN XS0132407957) due on July 11, 2011), 24408 (loan from MTN 25656 (ISIN XS0155312829) due on May 29, 2012) and 27596 (loan from MTN 27565 (ISIN XS0166575067) due on December 9, 2010).

(g)
T-Mobile Deutschland GmbH promises Deutsche Telekom AG inter se with economic effect from the Effective Spin-off Date to satisfy Deutsche Telekom AG's liabilities under those agreements allotted the contract numbers specified in Annex 3.1 (e) in the "Integrated Treasury System" ("ITS").

(h)	The following shall not be included in the Spin-off Assets and Liabilities and shall be excluded from the transfer accordingly:

(i)
the liabilities and obligations attributable to the "Telekom Global Network" ("TGN"), in particular, for licenses in international capacities with ongoing operating and restoration services and the dismantling obligations concerning submarine cables;

(ii)	the liabilities and obligations under the agreements and other legal relations not included in the Spin-off Assets and Liabilities pursuant to Section 3.9 (j).

3.8	Liabilities under occupational pensions, partial early retirement arrangements, and long-term time accounts

(a)
As against the transferred employees, T-Mobile Deutschland GmbH shall with economic effect upon the Effective Spin-off Date assume all rights and duties under the company pension commitments granted by Deutsche Telekom AG. For entitlements to occupational pension benefits accrued by the effective spin-off date by employees transferred from T-Mobile Deutschland GmbH pursuant to Annex 3.8 (a), Deutsche Telekom AG shall, via intragroup cost allocation, transfer to T-Mobile Deutschland GmbH assets equal to the liabilities arising from the defined benefit obligation (DBO) in accordance with IAS 19 for pension provisions recognized in the annual financial statements as of December 31, 2009. The data pool of Deutsche Telekom AG as captured in the inventory on September 30, 2009 shall form the data basis. The precise amount to be transferred to T-Mobile Deutschland GmbH by Deutsche Telekom AG shall be calculated by T-Mobile Deutschland GmbH in consultation with Deutsche Telekom AG without undue delay following the end of the fiscal year on December 31, 2009 and no later than March 31, 2010. The calculation shall be based on the same assumptions used in the preparation of the consolidated financial statements of Deutsche Telekom AG as of December 31, 2009.

(b)
T-Mobile Deutschland GmbH shall assume with economic effect upon the Effective Spin-off Date any and all rights and duties under the current liabilities of Deutsche Telekom AG, namely, pension commitments (under pension claims and expectancies) of Deutsche Telekom AG vis-à-vis employees who leave between the Effective Spin-off Date and the Execution Date but whose employment relationship would pass to T-Mobile Deutschland GmbH in the manner described in Section 6.2 if it were to continue unchanged until the Execution Date. The provisions set forth in Section 3.8 (a) shall apply mutatis mutandis for the transfer of Assets.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(c)
Deutsche Telekom AG’s rights and duties under pension liabilities existing at Deutsche Telekom AG towards employees who have already left as at the Effective Spin-off Date (occupational pension recipients and potential pension beneficiaries) shall remain with Deutsche Telekom AG and shall not be assumed by T-Mobile Deutschland GmbH.

(d)
In consideration for the obligations under partial early retirement arrangements and long-term time accounts assumed, T-Mobile Deutschland GmbH shall receive Assets equivalent to the obligations valued under IFRS. It agrees to invest such Assets directly and protected against insolvency in accordance with the relevant statutory provisions. The shares in the Contractual Trust Arrangement (CTA) recorded in the balance sheet for covering the obligations under the partial early retirement arrangements and long-term time accounts of the assumed employees at Deutsche Telekom AG shall remain with Deutsche Telekom AG.

3.9	Agreements and other legal relations

(a)
Unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.10, the Spin-off Assets and Liabilities shall include any and all rights and duties shown in the Company Codes Included in the Spin-off or other contractual or other legal relations and legal positions attributable to the Newly Defined T-HOME Business Area, irrespective of whether these are of a private law or public law nature.

(b)	The Spin-off Assets and Liabilities shall include:

(i)	any and all agreements whose subject matter concerns the software rights covered by Section 3.2 (b);

(ii)
any and all agreements between Deutsche Telekom AG and T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, whose subject matter concerns the provision and operation of software set forth in Annex 3.2 (b) (iv);

(iii)
any and all agreements between Deutsche Telekom AG and T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, whose subject matter concerns the provision and operation of workplace systems of the Newly Defined T-HOME Business Area;

and

(iv)	the agreements set forth in Section 3.7 (f) with Deutsche Telekom International Finance B.V., with its registered offices in Amsterdam, the Netherlands;

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

in each case with any and all rights and duties resulting from such agreements.

(c)	The Spin-off Assets and Liabilities shall include:

(i)
any and all agreements with customers whose subject matter concerns national line-based products (irrespective of the technology, such as PSTN, IP etc.), such as voice connections, DSL connections, double/triple play connections, data products, TDN (Telekom Designed Network) solutions, T-VPN (Virtual Private Networks) voice solutions, national wholesale/resale products, national whole solutions, interconnect products and solutions, in particular, those with the customers set forth in Annex 3.2 (e) (i);

(ii)
any and all agreements whose subject matter concerns non-line-based products such as ISP products (Internet access), value-added network services (see Section 3.2 (b) (iii)), including value-added solutions for customers that are also customers of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, leased equipment (for example, leased telephones, routers, telecommunications systems, PCs), services (such as assembly, remote services), in particular those with the customers set forth in Annex 3.2 (e) (ii), with the exception, however, of customers from the "Product House" business with digital services (non-access products);

(iii)
any and all agreements with customers whose subject matter concerns independent services from the categories specified in paragraphs (i) and (ii) such as connection-related add-on options (e.g. mailbox, security package, homepage, add-on options for Entertain etc., provided these are booked via T-HOME Access, irrespective of availability in the free Internet), rate options (for example, discounts for time/volume thresholds, hot spots), equipment extensions (for example, extensions of telecommunications systems), service level agreements (individual service agreements, for example, concerning fault clearance times) and infrastructure services (for example, collocation and ventilation technology including associated supplementary services and emergency power systems);

and

(iv)
any and all agreements by the "Business Customers" ("DT GK") business unit with the customers attributable to such business unit, in particular, with the customers set forth in Annex 3.2 (e) (iv) (X), including the customers from the AGB network business that are also customers of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, in particular, those customers set forth in Annex 3.2 (e) (iv) (Y), even if they are not yet covered in paragraphs (i) to (iii). In this respect, the AGB network business means all agreements that concern the provision of a service based on one or more of the item and service numbers (AL numbers) set forth in Annex 3.2 (e) (iv) (Z);

in each case with any and all rights and duties resulting from such agreements. These agreements shall also include such agreements that are created by way of administrative order issued to Deutsche Telekom AG by the Bundesnetzagentur (Federal Network Agency for Electricity, Gas, Telecommunications, Post and Railway). Moreover, the Spin-off Assets and Liabilities shall include any and all agreements relating to the agreements under paragraphs (i) to (iv) concerning security in favor of Deutsche Telekom AG (such as guarantee agreements).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(d)	The Spin-off Assets and Liabilities shall include:

(i)
any and all agreements with owners of real estate whose subject matter concerns the transmission and use of telecommunications lines and any and all agreements whose subject matter concerns joint use of other facilities intended for the installation of telecommunications cables (so-called joint use agreements or permission contracts (Gestattungsverträge));

(ii)	any and all agreements with owners of real estate whose subject matter concerns subscriber lines (agreements for the use of real estate and so-called property owner’s declarations);

(iii)
any and all agreements with other carriers or third parties concerning rights in their networks located in the territory of the Federal Republic of Germany and concerning network-based services provided via such networks and for the invoicing of receivables of Deutsche Telekom AG;

(iv)	any and all agreements whose subject matter concerns the provisions for the allocation of costs for modification and extension work on the Fixed Line Network;

(v)	any and all agreements (for example, with carriers or municipalities) whose subject matter concerns broadband expansion in Germany;

(vi)	any and all cooperation agreements associated with the Fixed Line Network with respect to which performance is rendered by Deutsche Telekom AG free of charge;

(vii)
any and all agreements, in particular, lease agreements, concerning the use of third party real estate for setting up public telecommunications centers and agreements concerning the acquisition, development, operation and marketing of advertising space on private and public property as well as marketing and brokerage agreements for "Out of Home Media";

and

(viii)	any and all license agreements pursuant to § 45 a of the Telekommunikationsgesetz (Telecommunications Act) of 2004 or previous provisions;

in each case with any and all rights and duties resulting from such agreements.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(e)	The Spin-off Assets and Liabilities shall include:

(i)
the purchasing agreements with Group-external third parties with the contract numbers set forth in Annex 3.9 (e) (i), which are filed under such contract numbers, inter alia, in the central SAP system of Deutsche Telekom AG or in the central SAP system of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, including the individual agreements and individual retrievals based on such purchase agreements;

(ii)
the purchasing agreements with third parties with the contract numbers set forth in Annex 3.9 (e) (ii), which are filed under such contract numbers, inter alia, in the central SAP system of Deutsche Telekom AG or in the central SAP system of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, including the individual agreements and individual retrievals based on such purchase agreements;

(iii)	the sport marketing agreements set forth in Annex 3.9 (e) (iii);

(iv)
any and all agreements concerning rights for linear transmission of film and television products, in particular, the agreement set forth in Annex 3.9 (e) (iv) and the archive rights corresponding with such agreements;

and

(v)	the contractual relationship between Deutsche Telekom AG and Active Billing GmbH & Co. KG, with its registered offices in Bonn, concerning services for third party billing;

in each case with any and all rights and duties resulting from such agreements.

(f)
The Spin-off Assets and Liabilities shall include any and all rights and duties under public law agreements, approvals, permits, permissions, consents, licenses and other entitlements (hereinafter referred to as "Public Law Authorizations") and other public law dispositions, decisions and other sovereign measures (hereinafter referred to as "Other Public Law Measures") of any kind attributable to the Newly Defined T-HOME Business Area. These shall include, in particular:

(i)	Public Law Authorizations and Other Public Law Measures for the systems requiring approval during the course of the Spin-off and other operating approvals;

(ii)	Public Law Authorizations and Other Public Law Measures in conjunction with the establishment and expansion, maintenance and use of the Fixed Line Network;

and

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(iii)
Public Law Authorizations associated with the business operations of the Newly Defined T-HOME Business Area and Other Public Law Measures in accordance with the Telecommunications Act of 2004, previous provisions or legal provisions issued on the basis thereof.

(g)
The Spin-off Assets and Liabilities shall include any and all legal provisions under the tender processes attributable to the Newly Defined T-HOME Business Area subject to public procurement law (for example, prequalifications, qualifying competitions and bids), in particular, resulting from tendering processes as part of the "More Broadband for Germany" (Mehr Breitband für Deutschland) project.

(h)
The Spin-off Assets and Liabilities shall include any and all of the following if these are attributable to other items of the Spin-off Assets and Liabilities or are otherwise attributable to the Newly Defined T-HOME Business Area:

(i)
procedural legal positions, including those under administrative proceedings and arbitration proceedings, with third parties and any and all contractual agreements with third parties that concern the acknowledgement or corresponding enforcement of results of judicial proceedings, administrative proceedings and arbitration proceedings or the assertion of rights reserved by the parties to the relevant proceedings;

and

(ii)	enforceable rights under completed, final and binding dunning proceedings and other legal relationships under procedural law as at the Execution Date;

particularly those under the proceedings set forth in Annex 3.9 (h).

(i)
The Asset to be spun-off shall include any and all contractual and other legal relations and legal positions of "Business Customers" ("DT GK") business unit, even if they are not yet covered by Section 3.9 (b) to (h).

(j)	The following shall not be included in the Spin-off Assets and Liabilities and shall be excluded from the transfer accordingly:

(i)	any and all agreements whose subject matter concerns the rights in the software set forth in Annex 3.2 (f) (ii);

(ii)
any and all agreements with customers whose subject matter concerns the international wholesale/resale products or international wholesale solutions, termination or peering, including customers of the "Business International" ("BIN" or "ICSS") units from use of the "Telekom Global Network" ("TGN");

(iii)
any and all agreements with customers and suppliers (licensors) whose subject matter concerns digital services (non-access products) of the "Product House" (including video-on-demand rights, music rights and other licenses);

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(iv)	any and all lease agreements with GMG Generalmietgesellschaft mbH, with its registered offices in Bonn,

(v)
the purchasing agreements with third parties with the contract numbers set forth in Annex 3.9 (j) (v) that are filed under such contract numbers, inter alia, in the central SAP system of Deutsche Telekom AG or in the central SAP system of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, including individual agreements concluded on the basis of such purchase agreements and individual retrievals, provided these are not attributed to the Spin-off Assets and Liabilities in Section 3.9 (e) (i);

(vi)
the purchasing agreements with affiliated companies set forth in Annex 3.9 (j) (vi) that are filed under such contract numbers, inter alia, in the central SAP system of Deutsche Telekom AG or in the central SAP system of T-Systems Enterprise Services GmbH, with its registered offices in Frankfurt am Main, including individual agreements concluded on the basis of such purchase agreements and individual retrievals, provided these are not attributed to the Spin-off Assets and Liabilities in Section 3.9 (e) (ii),

(vii)	sport marketing agreements other than those specified in Annex 3.9 (e) (iii);

and

(viii)	any and all control agreements, profit and loss transfer agreements, and control and profit and loss transfer agreements in place between Deutsche Telekom AG and the companies set forth in Annex 3.5;

in each case with any and all rights and duties resulting from such agreements.

3.10	Additions and disposals prior to the Execution Date

The portfolio of the Spin-off Assets and Liabilities as at the Execution Date shall govern the scope of the Assets. Any additions or disposals in the Assets as at the Execution Date shall be taken into account in the transfer. Accordingly, the Spin-off Assets and Liabilities – unless expressly provided otherwise in Section 3.1 (d) and (e) or in Sections 3.2 to 3.9 – shall also include those Assets attributable to the Newly Defined T-HOME Business Area, including substitute products received by or created in the Newly Defined T-HOME Business Area by the Execution Date. Similarly, those Assets attributable to the Newly Defined T-HOME Business Area pursuant to this Agreement that have been sold prior to the Execution Date or are not or no longer held by Deutsche Telekom AG as of the Execution Date shall not be transferred to T-Mobile Deutschland GmbH.

3.11	Retention of title, expectancies and recovery claims

Should the items forming part of the Spin-off Assets and Liabilities be subject to third party retentions of title as of the Execution Date or should Deutsche Telekom AG have transferred title therein to third parties by way of security, the Spin-off Assets and Liabilities shall include any and all rights and duties vesting in Deutsche Telekom AG in this context, including expectancies and recovery claims. Should the items forming part of the Spin-off Assets and Liabilities be subject to joint ownership as of the Execution Date, Deutsche Telekom AG's joint ownership interest shall form part of the Spin-off Assets and Liabilities.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

4.	MODALITIES OF TRANSFER

4.1	Spin-off execution, Execution Date

(a)
The transfer of the Spin-off Assets and Liabilities shall take place with effect in rem as at the date of recording of the Spin-off in the commercial register of Deutsche Telekom AG (previously and hereinafter referred to as the "Execution Date").

(b)
Possession of any moveable and immovable property forming part of the Spin-off Assets and Liabilities shall be transferred to T-Mobile Deutschland GmbH upon the Execution Date. Should the Assets included in the Spin-off be in the possession of third parties, Deutsche Telekom AG shall transfer its recovery claims to T-Mobile Deutschland GmbH with effect in rem upon the Execution Date.

(c)
T-Mobile Deutschland GmbH shall acquire possession of all books, correspondence, operating data and other business records kept in conjunction with the Newly Defined T-HOME Business Area in the enterprise of Deutsche Telekom AG. T-Mobile Deutschland GmbH shall also acquire possession of any and all instruments necessary for asserting the rights being transferred to it.
T-Mobile Deutschland GmbH shall store the books, correspondence, operating data and other business records for Deutsche Telekom AG during the statutory retention periods.

4.2	Obstacles to transfer, catch-all clause, duties of cooperation

(a)
Should certain Assets that are supposed to be transferred to T-Mobile Deutschland GmbH pursuant to this Spin-off and Take-over Agreement not already be transferred to T-Mobile Deutschland GmbH upon recording of the Spin-off in Deutsche Telekom AG's commercial register, Deutsche Telekom AG shall separately transfer such Assets to T-Mobile Deutschland GmbH in accordance with the respective applicable provisions subject to the proviso that the transfer take place with effect upon the Effective Spin-off Date as between Deutsche Telekom AG and T-Mobile Deutschland GmbH. T-Mobile Deutschland GmbH shall accept such transfer. At Deutsche Telekom AG's request, T-Mobile Deutschland GmbH shall until entry into effect of the transfer take any and all necessary or expedient actions or measures and shall render any and all necessary and expedient declarations that T-Mobile Deutschland GmbH would have to take or render if the transfer had already taken place upon the Execution Date, in particular, any and all actions, measures and declarations that are necessary or expedient for fulfillment of contractual or other duties that still affect Deutsche Telekom AG until transfer. Should this be necessary, the parties shall conclude separate business procurement agreements. Section 4.7 (e) shall remain unaffected.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(b)
Section 4.2 (a) shall apply, in particular, to Assets that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business unit and that are used exclusively by the Newly Defined T-HOME Business Area, even if:

(i)	these are not expressly specified in Sections 3.1 to 3.11;

(ii)	Deutsche Telekom AG has acquired legal or beneficial ownership thereof only following valid conclusion of this Spin-off and Take-over Agreement but prior to the Execution Date;

or

(iii)	despite extensive relevant efforts for disclosure, it has not been ascertained in good time that material operating bases were involved.

To this extent, Deutsche Telekom AG and T-Mobile Deutschland GmbH shall place themselves inter se in the financial situation in which they would be if the relevant Asset has already been transferred to T-Mobile Deutschland GmbH upon the Effective Spin-off Date. The same shall apply for the grant of any long-term license for Assets that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business unit but that are not exclusively used by the Newly Defined T-HOME Business Area (so-called multi use assets). Section 4.7 (e) shall remain unaffected.

(c)
Should transfer to T-Mobile Deutschland GmbH be impossible as against third parties, Deutsche Telekom AG and T-Mobile Deutschland GmbH shall place themselves in the positions inter se in which they would be if the transfer were also effected as against third parties upon the Effective Spin-off Date. In this event, Deutsche Telekom AG shall, in particular, furnish the relevant Asset for the term of the operation of T-Mobile Deutschland GmbH's Fixed Line Network for long-term use or acquire beneficial ownership for T-Mobile Deutschland GmbH in another manner. Sentences 3 and 4 of Section 4.2 (a) shall apply mutatis mutandis. Sections 2.2 (b), 4.7 (e) and (f) shall remain unaffected.

(d)
Should the consent of a creditor, debtor, trustee, joint shareholder or other third party be necessary for transfer of certain Assets, or should a public law confirmation, adjustment, consent, approval or other public law legal act be required, Deutsche Telekom AG and T-Mobile Deutschland GmbH shall endeavor to procure same. Should the aforementioned approval or public law legal act not be or not have been granted, the provision under Section 4.2 (c) shall apply mutatis mutandis as between the companies.

4.3	General duties of cooperation

Deutsche Telekom AG and T-Mobile Deutschland GmbH shall render any and all declarations, issue any and all deeds and take any and all other measures and legal acts necessary or expedient in conjunction with the transfer of the Spin-off Assets and Liabilities pursuant to Sections 4.1 and 4.2.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

4.4	Assets that cannot be assigned to a single party (multi-use assets), retransfer obligation

(a)
If an Asset may only be partially attributed to the Newly Defined T-HOME Business Area and it is not expressly attributed to the Spin-off Assets and Liabilities in this Spin-off and Take-over Agreement, such Assets shall not be transferred to T-Mobile Deutschland GmbH. In this event, Deutsche Telekom AG shall furnish the relevant Asset for long-term use to T-Mobile Deutschland GmbH in accordance with Section 4.8 (a) to (e) based on an agreement under the law of obligations (i.e., generally speaking, until economic consumption).

(b)
Should Assets, in particular, agreements, equity investments and memberships that are not intended to pass to T-Mobile Deutschland GmbH pursuant to this Agreement be transferred to T-Mobile Deutschland GmbH for legal reasons, T-Mobile Deutschland GmbH shall transfer these back to Deutsche Telekom AG. Deutsche Telekom AG shall accept such transfer back. Inter se, the parties shall place themselves in the positions in which they would be if the transfer had not taken place upon the Execution Date. Section 2.2 (b) shall apply mutatis mutandis.

(c)	Sections 4.2 and 4.3 shall apply mutatis mutandis.

4.5	Creditor protection and internal settlement, indemnity

(a)
If and to the extent that Deutsche Telekom AG or T-Mobile Deutschland GmbH have claims asserted against them by creditors based on the provisions of § 133 UmwG or other statutory or contractual provisions concerning liabilities or obligations or based on liability relationships that are attributable to the other respective entity in accordance with the provisions of this Spin-off and Take-over Agreement, then the other legal entity shall upon first request indemnify the legal entity against whom the claim is asserted against such liabilities, obligations and liability.

(b)
Any and all claims and rights of T-Mobile Deutschland GmbH against Deutsche Telekom AG based on the quality or existence of the Spin-off Assets and Liabilities being transferred by Deutsche Telekom AG in accordance with this Spin-off and Take-over Agreement, or individual parts thereof, are hereby excluded. Such exclusion shall relate to any and all rights and claims of T-Mobile Deutschland GmbH of any kind and whatever the legal basis therefore and irrespective of whether these are known or unknown to T-Mobile Deutschland GmbH, whether or not these are due and payable or unconditional, and whether these already exist today or are only created in the future.

4.6	Special aspects of easements and other rights recorded in the land register

(a)
Deutsche Telekom AG shall transfer to T-Mobile Deutschland GmbH any and all limited personal easements and other rights recorded in the land register and covered by Section 3.4, provided such easements and other rights recorded in the land register are not already transferred to T-Mobile Deutschland GmbH upon recording of the Spin-off in the commercial register of Deutsche Telekom AG. T-Mobile Deutschland GmbH shall accept such transfer.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(b)
Deutsche Telekom AG and T-Mobile Deutschland GmbH shall place each other in the positions in which they would be if all limited personal easements and other rights recorded in the land register and covered by Section 3.4 had already passed to T-Mobile Deutschland GmbH upon the Effective Spin-off Date. In particular, Deutsche Telekom AG shall grant T-Mobile Deutschland GmbH the right to use the limited personal easements and other rights recorded in the land register.

(c)
Should Deutsche Telekom AG or another company affiliated with it pursuant to §§ 15 et seq. of the Aktiengesetz (German Stock Corporation Act) also require the limited personal easements or the other rights recorded in the land register for securing, creation, use or development of its Assets or have promised use thereof to a third party, T-Mobile Deutschland GmbH shall upon request grant free of charge an assignable joint right of use under the law of obligations.

(d)
In addition, Deutsche Telekom AG shall assign to T-Mobile Deutschland GmbH the claims to recording of a limited personal easement secured by way of a priority notice set forth in Annex 4.6 (d). T-Mobile Deutschland GmbH shall accept such assignment.

4.7	Special aspects regarding main distribution frames

(a)	If and to the extent that individual facilities of the main distribution frames constitute material components of real estate or a building of

Deutsche Telekom AG within the meaning §§ 93, 94 of the German Civil Code (BGB), in particular, technical systems and machinery, telecommunications lines and exchanges (hereinafter referred to as "Technical Fixtures"), these shall be rededicated as ostensible components within the meaning of § 95 BGB subject to Section 4.7 (b). This shall transpire in order to transfer the Fixed Line Network as a whole for the reasons specified in Section 1.3 to T-Mobile Deutschland GmbH, without the Technical Fixtures remaining with Deutsche Telekom AG and without having to transfer real estate and buildings to T-Mobile Deutschland GmbH.

(b)	Deutsche Telekom AG and T-Mobile Deutschland GmbH hereby agree that:

(i)	the Technical Fixtures are only affixed to the real estate and placed in the buildings for a temporary purpose;

(ii)	title in the Technical Fixtures shall be transferred to T-Mobile Deutschland GmbH upon recording of the Spin-off in the commercial register of Deutsche Telekom AG;

and

(iii)	T-Mobile Deutschland GmbH may use the Technical Fixtures at its discretion for the duration of operation of the Fixed Line Network on the real estate or in the buildings of Deutsche Telekom AG.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(c)
Section 4.7 (a) and (b) shall apply mutatis mutandis if Deutsche Telekom AG (for example, as beneficiary under a hereditary building right) is not the owner of the real property, but is the owner of the building in which the main distribution frame is located, or if Deutsche Telekom AG has leased the real property, in whole or in part.

(d)	Deutsche Telekom AG shall:

(i)
concerning real estate and buildings owned by Deutsche Telekom AG or in relation to which Deutsche Telekom AG holds a hereditary building right as set forth in Annex 4.7 (d) (i), upon or in which main distribution frames are located, create in favor of T-Mobile Deutschland GmbH limited personal easements concerning the right to use such real estate and buildings for the operation of main distribution frames;

(ii)	and shall do so with the contents as set forth in Annex 4.7 (d) (ii).

(e)
If and to the extent that Technical Fixtures located on real estate, real estate subject to hereditary building rights or in buildings of Deutsche Telekom AG (in each case including accessories) and that are supposed to be transferred to T-Mobile Deutschland GmbH pursuant to this Spin-off and Take-over Agreement are not already transferred to T-Mobile Deutschland GmbH upon recording of the Spin-off in the commercial register of Deutsche Telekom AG, then Section 4.2 (a), (b) and (d) shall apply subject to the proviso that these sections of the Fixed Line Network shall be transferred to T-Mobile Deutschland GmbH by way of singular succession without the associated real estate, hereditary building rights and buildings.

(f)
Should Technical Fixtures located on real estate or in buildings of Deutsche Telekom AG (in each case including accessories) that are supposed to be transferred to T-Mobile Deutschland GmbH pursuant to this Spin-off and Take-over Agreement not be transferable or be only transferable together with such real estate and buildings, Section 4.2 (c) shall apply, but only in relation to the Technical Fixtures.

4.8	Future intragroup delivery and service relationships

(a)
Unless there is already a different contractual basis for such future delivery and service relationships, Deutsche Telekom AG shall, directly on the basis of this Spin-off and Take-over Agreement, provide for T-Mobile Deutschland GmbH the deliveries and services rendered to date within Deutsche Telekom AG for the Newly Defined T-HOME Business Area with economic effect upon the Effective Spin-off Date at the terms specified in Section 4.8 (c).

(b)
Unless there is already a different contractual basis for such future delivery and service relationships, T-Mobile Deutschland GmbH shall, directly on the basis of this Spin-off and Take-over Agreement, provide for Deutsche Telekom AG the deliveries and services rendered to date within Deutsche Telekom AG by the Newly Defined T-HOME Business Area to other areas and units with economic effect upon the Effective Spin-off Date at the terms specified in Section 4.8 (c).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(c)	The provision of deliveries and services on the basis of Section 4.8 (a) and (b) shall take place at standard market conditions.

(d)
In particular, Deutsche Telekom AG shall provide to T-Mobile Deutschland GmbH for long-term use (i.e. generally until economic consumption) those Assets that constitute a material operating basis for the Newly Defined T-HOME Business Area as an operating business unit, but that are not used exclusively by the Newly Defined T-HOME Business Area (so-called multi-use assets) to the extent necessary if these do not form part of the Spin-off Assets and Liabilities and therefore are not transferred to T-Mobile Deutschland GmbH upon the Execution Date; Section 4.8 (c) shall apply mutatis mutandis to this extent.

(e)
Deutsche Telekom AG and T-Mobile Deutschland GmbH shall not be prevented by the provisions in Section 4.8 (a) to (d) from governing the delivery and service relationships by way of separate agreements in future.

(f)
Section 4.8 (a) to (e) shall also apply, in particular, for the grant of licenses, including the grant of licenses by T-Mobile Deutschland GmbH in software with regard to which the original right (Stammrecht) is included in the Spin-off Assets and Liabilities, and including the grant of licenses by Deutsche Telekom AG in software with regard to which the original right is not included in the Spin-off Assets and Liabilities.

5.	CONSIDERATION

5.1	Grant of a share in T-Mobile Deutschland GmbH

(a)
In order to execute the Spin-off, T-Mobile Deutschland GmbH shall increase its registered share capital by EUR 980,000,000, namely, from EUR 520,000,000 to EUR 1,500,000,000 by creating a new share having a nominal value of EUR 980,000,000.

(b)	As consideration for the transfer of the Spin-off Assets and Liabilities, T-Mobile Deutschland GmbH shall grant Deutsche Telekom AG a new share having a nominal value of EUR 980,000,000.

(c)
The share shall be granted free of charge and shall bear dividend rights commencing January 1, 2010. Should the Effective Spin-off Date pursuant to Section 8.1 be postponed, the vesting of the dividend rights under the new share shall be postponed accordingly. The share shall be given an individual number in the shareholder list.

(d)
In accordance with Section 272 (2) No. 1 Handelsgesetzbuch (HGB -- German Commercial Code), the amount by which the carrying amount of the notional share in the chare capital granted is exceeded by the assets to be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH as a result of the Spin-off and the sum of liabilities to be transferred from Deutsche Telekom AG to T-Mobile Deutschland GmbH as a result of the Spin-off and the liability to Deutsche Telekom AG recognized in accordance with Section 3.7 (g) as a result of the contractual undertaking to perform the obligation of another party shall be transferred to T-Mobile Deutschland's capital reserve.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

5.2	Special rights and benefits

(a)	T-Mobile Deutschland GmbH shall grant no rights within the meaning of § 126 (1) No. 7 UmwG; nor are any measures within the meaning of this provision intended.

(b)	Apart from the facts notified below, no special benefits within the meaning of

§ 126 (1) No. 8 UmwG shall be granted:

(i)
Subject to a decision by the Supervisory Board of T-Mobile Deutschland GmbH, it is planned to appoint the chairman of the "T-HOME Divisional Board of Management", a member of the Executive Board of Deutsche Telekom AG, Niek Jan van Damme (in addition to his membership of the Executive Board of Deutsche Telekom AG, which shall continue), to the management of T-Mobile Deutschland GmbH effective October 1, 2009, of which he shall be the chairman.

(ii)
Subject to a decision by the Supervisory Board of T-Mobile Deutschland GmbH, it is planned to reappoint the current members of the management of T-Mobile Deutschland GmbH, Thomas Berlemann, Thomas Dannenfeldt, Dr. Christian P. Illek and Dr. Bruno Jacobfeuerborn, whose position as managing directors of T-Mobile Deutschland GmbH shall terminate as agreed upon entry into effect of the Spin-off, to the management of T-Mobile Deutschland GmbH following the entry into effect of the Spin-off.

(iii)
Mr. Albert Henn, member of the management of T-Mobile Deutschland GmbH, has been appointed a member of the management of Telekom Shop Vertriebsgesellschaft mbH, with its registered offices in Bonn, effective July 1, 2009.

6.	CONSEQUENCES OF THE SPIN-OFF FOR THE EMPLOYEES AND EMPLOYEE REPRESENTATIVES

6.1	General

(a)
The consequences of the Spin-off for the employees of the Newly Defined T-HOME Business Area affected by the Spin-off shall be derived from §§ 131 (1), Nos. 1 and 3, 324 UmwG and § 613 a (1) and (4) to (6) BGB.

(b)
As a supplement to the legal consequences, the Letter of Intent dated February 26, 2009 entered into with the employee representatives on the Supervisory Board of Deutsche Telekom AG regarding the employee representatives’ support for the “Konzentrieren und gezielt wachsen” (“Focus, fix and grow”) strategy (hereinafter referred to as the “LOI One Company”), including the addenda dated April 29, 2009, and August 27, 2009 form the basis for the implementation of and support for the measures to be taken. The LOI One Company creates secure framework conditions for the employees and the company for the impending restructuring.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

6.2	Transfer of employment contracts

(a)
As at the Execution Date, any and all employment contracts attributable to the Newly Defined T-HOME Business Area and existing at Deutsche Telekom AG at such time shall be transferred by operation of law to T-Mobile Deutschland GmbH pursuant to §§ 613 a (1) sentence 1 BGB, 324 UmwG. T-Mobile Deutschland GmbH shall assume the employment contracts of the transferred employees together with all rights and duties pursuant to §§ 613 a (1) sentence 1, 324 UmwG. This means, in particular, that all periods of service spent or recognized at Deutsche Telekom AG shall be deemed periods of service at T-Mobile Deutschland GmbH. The parties assume that the employment contracts set forth in Annex 6.2 (a) are covered thereby.

(b)	Expectancies for benefits under the company occupational pension shall be continued unchanged, in particular, current periods of non-forfeitability shall not be interrupted.

(c)
The employees shall be notified of the transfer of their employment contract pursuant to § 613 a (5) BGB. They may object to the transfer of their employment relationship in writing pursuant to § 613 a (6) BGB within one month of receipt of such notification. In the event of an objection, the employment relationship shall remain with Deutsche Telekom AG. However, any employee who files an objection must expect termination of his employment relationship for operational reasons due to a lack of opportunities to continue his employment.

6.3	Transfer of operational units and parts thereof

The following operational units shall be transferred to T-Mobile Deutschland GmbH:

(i)	From the Newly Defined T-HOME Business Area (not including the "Business Customers" ("DT GK") business unit; the latter is referred to in this Section 6 as "T-HOME DT GK"):

Head Office T-Home,

Wholesale Center,

Value-Added Services Center,

Information Technology Center,

HR, Organization and Environmental Affairs Center.

(ii)	From the T-HOME DT GK area:

Sales & Service Management Northern District,

Sales & Service Management Northeastern District,

Sales & Service Management Western District,

Sales & Service Management Central District,

Sales & Service Management Southwestern District,

Sales & Service Management Southern District,

Central Unit Marketing & Product Management  / Human Resources Management  / Telecommunications Operations.

All operational units are created under the Collective Agreement on Organizational Allocation (Zuordnungstarifvertrag), as a result of which, in particular, independent operating units are each allocated to one of the aforementioned principal operations.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

6.4	Collective agreements and works agreements

(a)
During the Spin-off, the collective agreements of Deutsche Telekom AG shall be replaced pursuant to § 613 a (1) sentence 3 BGB for the Newly Defined T-HOME Business Area by collective agreements of T-Mobile Deutschland GmbH. According to the commitment made in the LOI One Company (C I 3), however, the transfer of operations shall be accompanied by conclusion of corresponding collective agreements. The objective of these collective agreements is harmonization of the different starting collective agreements and associated employment terms in order to support the personnel policy for a combination of the Newly Defined T-HOME Business Area and T-Mobile Deutschland GmbH. It is intended that, at the same time, this shall implement the negotiation undertaking agreed during the 2008 round of wage negotiations of T-Mobile Deutschland GmbH for the introduction of a new salary system with ver.di. The adjustment and harmonization of the starting collective agreements shall take place in compliance with the job protection provisions agreed in the LOI One Company. In this respect, there shall be no shortfall of the total current wage levels. The adjustments or harmonizations shall be effected at no additional cost. If provisions under collective agreements apply to employees who are not bound by collective agreements due to a reference clause under labor law, the reference made in such an employment agreement to the respective collective agreements shall determine which collective agreements apply.

(b)
The current works agreements in the operations of the Newly Defined T-HOME Business Area shall be transferred to T-Mobile Deutschland GmbH subject to the proviso that the operation's identity is maintained, non-negotiability effect under collective agreements vests by virtue of §§ 77 (3), 87 (1) of the Betriebsverfassungsgesetz (Works Council Constitution Act) (hereinafter referred to as "BetrVG") and there is no replacement by virtue of existing collective provisions in the receiving operations. The central works agreements applicable for the operations of the Newly Defined T-HOME Business Area shall continue to apply as works agreements subject to the provisos specified in sentence 1. The Spin-off shall not affect the application of group works agreements. Should the identity of the operation existing prior to the Spin-off end as a result of integration into existing operations or new formation of operations, the rights and obligations shall continue to apply to specific individuals as long as they are not replaced by a current or newly agreed works agreement in the receiving operation.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

6.5	Liability

T-Mobile Deutschland GmbH shall be liable for any and all obligations – including outstanding obligations – deriving from the transferred employment contracts. In addition to T-Mobile Deutschland GmbH, Deutsche Telekom AG shall be liable as joint and several debtor for liabilities created prior to the Execution Date if the liabilities fall due prior to the expiry of five years following the Execution Date resulting in the confirmation of claims against

Deutsche Telekom AG in a manner specified in § 197 (1) Nos. 3 to 5 BGB (i.e.: (a) claims confirmed in a final and binding judgment, (b) claims under enforceable settlements or enforceable deeds or (c) claims that have become enforceable as a result of a finding in insolvency proceedings) or if an judicial or official enforcement measure or is applied for. The period prior to the Spin-off Date during which pension obligations have arisen on the basis of the provisions of the Betriebsrentengesetz (German Company Pension Act) shall, according to the previous sentence, be ten years.

6.6	Notice of termination and protection against compulsory redundancies laid down in the collective agreement

(a)
Notice of termination by the employer due to the Spin-off is impermissible pursuant to §§ 613 a (4) BGB, 324 UmwG. Notice of termination by the employer for other grounds shall remain possible. According to § 323 UmwG, the position of the employees under the law on termination shall not deteriorate due to the Spin-off for a period of two years from the Execution Date.

(b)
The employees moving to T-Mobile Deutschland GmbH shall retain the termination waiver under the collective agreement of Deutsche Telekom AG within T-Mobile Deutschland GmbH. In addition, a termination waiver has been agreed for T-Mobile Deutschland GmbH until December 31, 2010 as part of a collective agreement.

6.7	Planned measures

As part of the Spin-off, it is planned to restructure the operations set forth in Section 6.3 and the operations of T-Mobile Deutschland GmbH. Should previous operational structures be lost during this process, resulting in a loss of seats on the Works Council, the warranties made in the LOI One Company shall apply. Negotiations to balance interests shall be held with the Central Works Council of Deutsche Telekom AG concerning the creation of new business structures and the transfer of the employees to the newly formed operations.

It is planned to create an integrated sales & service unit for the German fixed network and mobile communications business shortly following the entry of the Spin-off. This is to be achieved, inter alia, by transferring the necessary sales & service management units (approx. 720 full-time equivalents) from Deutsche Telekom Kundenservice GmbH to T-Mobile Deutschland GmbH. Furthermore, it is intended to transfer the present T-HOME DT GK unit from T-Mobile Deutschland GmbH to Deutsche Telekom Kundenservice GmbH following the Spin-off. Prerequisite for the transfer into Deutsche Telekom Kundenservice GmbH is that the necessary IT and process-related measures will have also been taken both for the AGB and the individualized business for business customers at this point in time. The units are to be transferred immediately after these requirements have been met. The necessary changes for this will be reviewed on a quarterly basis. The review deadline for implementation and the fulfillment of the transfer requirements shall be June 30, 2011.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

6.8	Employee representatives

(a)
The office and seats of the members of the Central Works Council (GBR) of the Newly Defined T-HOME Business Area and of the Central Works Council of T-Home Deutsche Telekom GK shall terminate upon the Execution Date.

(b)
The Works Council members elected in the businesses of the Newly Defined T-HOME Business Area shall continue to hold their seats upon the Spin-off, provided that the structure of the respective operation remains unchanged. Should there be changes to the operational structure, the provisions under works council constitution law shall apply, in particular, those on transitional seats pursuant to § 21 a BetrVG. Should seats on the Works Council lapse as a result, the job protection provisions agreed in the LOI One Company (C II) shall apply.

(c)
The Group works agreement concerning the formation and composition of the Group Works Council (hereinafter referred to as "KBR") within the Deutsche Telekom Group as amended per June 22, 2007 shall be reviewed and any necessary adjustments shall be negotiated with the KBR. Representation of all employees of the Newly Defined T-HOME Business Area and of T-Mobile Deutschland GmbH by the KBR shall continue to be guaranteed.

(d)	If necessary to secure an effective operational co-determination structure, negotiations shall be conducted with ver.di concerning adjustment of the current operational co-determination structure.

(e)
The Spin-off shall not result in any changes in Deutsche Telekom AG's Supervisory Board. Should the employees whose employment relationship is being transferred to T-Mobile Deutschland GmbH include a member of the Supervisory Board of Deutsche Telekom AG, such individual's position on the Supervisory Board shall remain unaffected. The employees transferred to T-Mobile Deutschland GmbH shall in the future continue to have active and passive voting rights as previously in the election of employee representatives on the Supervisory Board of Deutsche Telekom AG.

(f)	The Supervisory Board of T-Mobile Deutschland GmbH shall comprise 20 members on the basis of the expected number of staff once the Spin-off has become effective.

(g)	The provisions concerning the European Works Council (EBR) formed in Deutsche Telekom by virtue of the agreement dated April 21, 2004 shall remain unaffected by the Spin-off.
This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

7.	CIVIL SERVANT EMPLOYMENT RELATIONSHIPS

7.1	Consequences of the Spin-off for civil servants

(a)
In addition to the employment contracts, there are still approximately 8,992 service relationships with civil servants attributable to the Newly Defined T-HOME Business Area. These civil servants belong to Deutsche Telekom AG under civil service law. Due to civil service law reasons, there are special provisions to this extent; the service relationship is not transferred pursuant to § 613 a BGB. Of these civil servants, 5,132 are civil servants on leave within the meaning of § 4 (3) of the Postpersonalrechtsgesetz (Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff) (so-called civil servants on temporary leave from their civil servant status).

(b)
The civil servants working in the Newly Defined T-HOME Business Area shall be offered leave pursuant to § 13 of the Special Leave Regulation (Sonderurlaubsverordnung) at the date of the change to T-Mobile Deutschland GmbH or they shall be assigned corresponding work in accordance with § 4 (4) of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff based on an urgent operational and/or human resources interest on the part of T-Mobile Deutschland GmbH. If leave is granted, the civil servant employment relationship with Deutsche Telekom AG shall be suspended and the civil servant shall enter an employment relationship with T-Mobile Deutschland GmbH. In the event of assignment, the civil servant shall remain subject to Deutsche Telekom AG under civil service law and shall receive his salary payments from Deutsche Telekom AG, but T-Mobile Deutschland GmbH shall be authorized to issue instructions if work within the company makes this necessary.

(c)
T-Mobile Deutschland GmbH undertakes to make all active civil servants and all those on temporary leave from civil servant status (or on parental leave and leave without pay) from the newly defined T-HOME Business Area an offer to work under the terms of an employment contract or to employ them by way of assignment. If civil servants working in the Newly Defined T-HOME Business Area are not given leave to T-Mobile Deutschland GmbH, Deutsche Telekom AG shall assign them corresponding work at T-Mobile Deutschland GmbH within the framework of § 4 (4) of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff.

(d)
T-Mobile Deutschland GmbH agrees to also assume civil servants by way of assignment for a period of no less than five years. The other modalities of the assignment such as settlement and payment procedures shall remain subject to a separate agreement.

7.2	Regulations governing temporary leave and assignment

(a)	T-Mobile Deutschland GmbH agrees to

(i)
pay Deutsche Telekom AG for all civil servants who are on leave from there in order to perform paid work for T-Mobile Deutschland GmbH the pension contribution of currently 33% of the civil servant’s fictitious public service pension-qualifying remuneration including a (pro rata) special payment in the amount applicable for Deutsche Telekom AG's civil servants (currently 30% of civil servant’s fictitious public service pension-qualifying remuneration including a pro rata special payment, payment plus 3% settlement amount by the Federal Pension Service for Post and Telecommunications = 33% total pursuant to the administrative provision under § 6 of the Beamtenversorgungsgesetz (Civil Servant Pension Act);

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

(ii)
to render a global take-over declaration stating that in the event of departure of the civil servant without a pension, the payment of retrospective insurance contributions for the period of temporary leave and resulting additional expenses shall be paid;

(iii)
to take out civil servant allowance replacement insurance to cover the allowance entitlements of the civil servants on leave to date and to grant the benefits in line with such allowances according to civil servant law principles;

and

(iv)
in order to secure an exemption from social insurance, to grant the civil servants on leave an indefinite entitlement to continued payment of salary in the event of illness in the percentage applicable for measuring the base salary to be continued to be paid in the event of service incapacity of a Federal civil servant.

(b)
For civil servants who perform work at T-Mobile Deutschland GmbH by way of assignment, T-Mobile Deutschland GmbH agrees to reimburse to Deutsche Telekom AG relevant costs (gross salaries plus 45.34%). The other modalities of the assignment such as settlement and payment procedures shall remain subject to a separate agreement.

8.	MISCELLANEOUS

8.1	Change of Effective Date

Should the Spin-off not have been recorded in the commercial register of Deutsche Telekom AG by December 31, 2010, the commencement of January 1, 2011 shall be deemed the Effective Spin-off Date in deviation from Section 2.2 (b). In this event, the Spin-off shall be based on the balance sheet of Deutsche Telekom AG to be prepared per December 31, 2010 as the Closing Balance Sheet. Should the recording be further delayed beyond December 31 of the following year, the Effective Spin-off Date and the effective date of the Closing Balance Sheet shall each be postponed by one year in accordance with the foregoing provisions. The same shall apply for the effective transfer date for tax purposes within the meaning of Section 2.2 (c). Should reference be made in this Spin-off Agreement to Section 2.2 (b), this Section 8.1 shall be taken into account.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

8.2	Applicable law, forum

(a)	This Agreement shall be governed by the laws of the Federal Republic of Germany.

(b)	The place of jurisdiction shall be Bonn.

8.3	Costs and taxes

(a)
T-Mobile Deutschland GmbH and Deutsche Telekom AG shall each bear 50% of the costs resulting from conclusion of this Spin-off and Take-over Agreement and its implementation (including costs for preparation of this Spin-off and Take-over Agreement, in particular, consulting and notaries' costs, the auditor services performed in conjunction with the Spin-off and Take-over and the advance ruling in this respect) as well as any taxes incurred during performance thereof.

(b)
The costs of the capital increase incurred by T-Mobile Deutschland GmbH shall be borne by T-Mobile Deutschland GmbH. Each party shall bear its own costs for the respective shareholders' meeting and costs for filing for and recording in the commercial register.

8.4	Severability clause

Should one or more provisions of this Spin-off and Take-over Agreement be or become invalid or unenforceable or not qualify for recording in the commercial register, the remaining provisions shall remain unaffected. The same shall apply if a provision has been omitted from this Agreement. Any invalid or unenforceable provision or provision not qualifying for recording in the commercial register shall be deemed replaced by a provision that lawfully most closely reflects that which the parties intended or would have intended upon conclusion of this Spin-off and Take-over Agreement had they considered the issue. The same shall apply should provisions have been omitted herefrom.

8.5	Entry into effect, filing for recording in the commercial register

(a)
This Agreement shall be valid only if approved by the General Shareholders' Meeting of Deutsche Telekom AG and the shareholders' meeting of T-Mobile Deutschland GmbH. Moreover, the Spin-off shall be valid only if recorded in the commercial register of Deutsche Telekom AG. This may only take place following recording in the commercial register of T-Mobile Deutschland GmbH.

(b)
Filing for recording in the commercial register of Deutsche Telekom AG may only take place after December 31, 2009 and also only following presentation of the Closing Balance Sheet necessary for filing.

8.6	Annexes

The Annexes to this Agreement form an integral component hereof.”

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

The foregoing wording of Sections 1 to 8 of the Spin-off and Take-over Agreement contains the essential content thereof. The provisions stipulated in the agreement are supplemented by Annexes, which are integral parts of the agreement. The Annexes to the Spin-off and Take-over Agreement contain the following essential content (some of the information has an added reference to the direct context in which the specific Annex is mentioned in the Spin-off and Take-over Agreement; the numbering in the Annexes corresponds to the numbering in the Spin-off and Take-over Agreement in which the Annex is originally mentioned):

§	Annex 3.1 (a) contains a pro forma balance sheet as of July 1, 2009, in which the Spin-off Assets and Liabilities are presented indicatively as inventoried at July 1, 2009.

§
Annex 3.1 (e) lists contract numbers (of financing agreements). T-Mobile Deutschland GmbH promises Deutsche Telekom AG inter se with economic effect from the Effective Spin-off Date to satisfy Deutsche Telekom AG's liabilities under those agreements allotted the contract numbers specified in Annex 3.1 (e) in the "Integrated Treasury System" ("ITS").

§
Annex 3.2 (b) (i) lists internally and externally developed network-specific software (designated by abbreviation and full name, for example). The rights in, to and from this software shall be included in the Spin-off Assets and Liabilities, with the exception that, in so far as licenses are limited to technical components of the fixed network (as defined in Section 3.3 (b) of the Spin-off and Take-over Agreement), only these licenses relating to technical components of the fixed network shall be covered by Sections 3.2 (b) (i) and (ii) of the Spin-off and Take-over Agreement, in other words licenses relating to the same software but that are limited to other technical components, in particular to technical components of the "Telekom Global Network" ("TGN"), shall not be covered by Section 3.2 (b) (i) and (ii) of the Spin-off and Take-over Agreement.

§	Annex 3.2 (b) (iii) (X) contains a more detailed definition of the value-added services.

§
Annex 3.2 (b) (iii) (Y) lists internally and externally developed software (designated by abbreviation and full name, for example) which is specific to the production of value-added services. The rights in, to and from this software shall be included in the Spin-off Assets and Liabilities.

§
Annex 3.2 (b) (iv) lists non network-specific software (designated by abbreviation and full name, for example) that supports business processes. The rights in, to and from this software shall be included in the Spin-off Assets and Liabilities. The agreements concluded between Deutsche Telekom AG and T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main and whose subject matter comprises the provision and operation of the software listed in Annex 3.2 (b) (iv) shall also be included in the Spin-off Assets and Liabilities.

§
Annex 3.2 (e) (i) lists customers (designated by customer numbers or contract number from the Carrier Data Management ("CADAM") system) from business with domestic wireline products. These customers are part of the customer base that shall be included in the Spin-off Assets and Liabilities. Agreements with these customers whose subject matter comprises domestic wireline products, shall also be included in the Spin-off Assets and Liabilities.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

§
Annex 3.2 (e) (ii) lists customers (designated by customer numbers from the " Termin Erinnerungs-System (deadline reminder system)” ("TESY") from business with non-wireline products. These customers are part of the customer base that shall be included in the Spin-off Assets and Liabilities. Agreements with the customers listed in Annex 3.2 (e) (ii) whose subject matter comprises non-wireline products shall also be included in the Spin-off Assets and Liabilities.

§
Annex 3.2 (e) (iv) (X) lists customers (designated by customer numbers from the "AutoKundePro" system) who are part of the customer base of the "Business Customers" business unit. This customer base shall be included in the Spin-off Assets and Liabilities. Agreements concluded with these customers by the "Business Customers" business unit shall also be included in the Spin-off Assets and Liabilities.

§
Annex 3.2 (e) (iv) (Y) lists customers (designated by customer numbers from the "AutoKundePro" system) who belong to the customer base relating to the networks business under the General Terms and Conditions, which comprises customers who are also customers of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main. This customer base shall be included in the Spin-off Assets and Liabilities. Agreements concluded with these customers by the "Business Customers" business unit shall also be included in the Spin-off Assets and Liabilities.

§
Annex 3.2 (e) (iv) (Z) lists those item and service numbers (AL numbers) that are defined in Deutsche Telekom's own telecommunications charges file and relate to the provision of services that define the network business under General Terms and Conditions.

§
Annex 3.2 (f) (ii) lists software (designated by abbreviation and full name, for example). The rights in, to and from this software shall not be included in the Spin-off Assets and Liabilities. Nor shall any agreements whose subject matter comprises the rights in, to and from this software be included in the Spin-off Assets and Liabilities.

§	Annex 3.3 (b) (ii) lists the main distribution frames (designated by address) which are part of the fixed network and therefore included in the Spin-off Assets and Liabilities.

§
Annex 3.3 (b) (viii) lists technical systems and machines (designated by location and shelf position) which are assignable to the "Telekom Global Network" ("TGN"). These shall not be included in the Spin-off Assets and Liabilities.

§
Annex 3.3 (b) (ix) lists technical systems and machines (designated by SAP order number, inventory number and asset number) which are assignable to the "Products & Innovations" unit ("P & I"). These shall not be included in the Spin-off Assets and Liabilities.

§
Annex 3.3 (f) lists assets defined by asset categories which, in so far as they are not assignable to the "Telekom Global Network" ("TGN") or the "Products & Innovation" ("P & I") unit, shall be included in the Spin-off Assets and Liabilities (components of the fixed network and so-called network periphery).

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

§
Annex 3.4 lists limited personal easements and other rights recorded to the benefit of Deutsche Telekom AG or one of its legal predecessors and (designated, where existent, by land registry office, land register, district, lot and parcel of land, for example) the land and buildings on which such easements and rights have been granted; these easements and rights shall be included in the Spin-off Assets and Liabilities.

§
Annex 3.5 lists companies (designated by company, registered offices, registration court and commercial register number) and the percentage of the equity investments of Deutsche Telekom AG in these companies. The shares and equity investments held by Deutsche Telekom AG in these companies shall be included in the Spin-off Assets and Liabilities. However, control agreements, profit and loss transfer agreements, and control and profit and loss transfer agreements concluded between Deutsche Telekom AG and the companies listed in Annex 3.5 shall not be included in the Spin-off Assets and Liabilities. Shares and equity investments in companies other than those listed in Annex 3.5 shall not be included in the Spin-off Assets and Liabilities, unless stipulated otherwise in Section 4.2 (b) of the Spin-off and Take-over Agreement.

§
Annex 3.6 (b) lists accounts (designated by bank and account number) with regard to which rights and obligations from the bank and account agreements shall be included in the Spin-off Assets and Liabilities.

§
Annex 3.8 (a) lists non civil-servants (designated by personnel numbers in the SAP system (P91), client 200 of Deutsche Telekom AG) who have been transferred to T-Mobile Deutschland GmbH including benefits from the company pension plan. As part of the normal settlement procedures within the Group, Deutsche Telekom AG shall transfer assets to T-Mobile Deutschland GmbH corresponding to the total defined benefit obligation (DBO) for pension provisions determined in accordance with IAS 19 for the annual financial statements as of December 31, 2009 to reflect company pension benefits earned up until the Effective Spin-off Date by those non civil-servants/ employees who have been transferred to T-Mobile Deutschland GmbH as listed in Annex 3.8 (a).

§
Annex 3.9 (e) (i) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with external third parties which shall be included in the Spin-off Assets and Liabilities. The Spin-off Assets and Liabilities shall also include individual orders and requisitions completed on the basis of these procurement agreements.

§
Annex 3.9 (e) (ii) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with affiliated companies which shall be included in the Spin-off Assets and Liabilities. The Spin-off Assets and Liabilities shall also include individual orders and requisitions completed on the basis of these procurement agreements.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

§
Annex 3.9 (e) (iii) lists the sports marketing agreements which shall be included in the Spin-off Assets and Liabilities, specified by general description and, in part, also designated by parties to the agreement. These include agreements covering moving image rights and the production/feed/licensing of content and brands in the field of sports/soccer, in particular: agreements covering the audiovisual exploitation rights to Germany's Bundesliga in the areas of IPTV and mobile communications (DFL, Liga-Fußballverband e.V. (league association)), agreements with Constantin Medien AG covering production commissions, feed and licensing. These include, furthermore, agreements concluded with the clubs listed by name in Annex 3.9 (e) (iii) (in the second table), whose subject matter comprises the technical realization of a shared platform and a club-specific front end, which the clubs can use to offer their fans premium moving image content (the service provided by Deutsche Telekom AG includes the provision of associated (moving image) productions, streaming, hosting and billing). These shall ultimately include agreements relating to sports/soccer sponsoring and exploitation rights, in particular agreements with the soccer associations (DFB/DFL) and the clubs, as well as agreements concluded with testimonials and agreements concluded with marketers, e.g. for advertising boards, hospitality and sponsoring rights (e.g., with Infront, Sportfive, IMG, Kentaro), in particular agreements to this effect with the entities listed by name in Annex 3.9 (e) (iii) (in the third table).

§
Annex 3.9 (e) (iv) lists agreements (designated by parties to the agreement or agreement type from the T-Online agreement archive ("TOVA") and physical archives) covering rights to linear transmission of film and television products that shall be included in the Spin-off Assets and Liabilities. Sports marketing agreements other than those listed in Annex 3.9 (e) (iii) shall not be included in the Spin-off Assets and Liabilities.

§
Annex 3.9 (h) lists court and administration proceedings (designated by reference number of the Regulatory Authority for Telecommunications and Posts/Federal Network Agency and, where relevant, of the administrative court, or by reference number and court) relating to items that shall be included in the Spin-off Assets and Liabilities or otherwise assignable to the Newly Defined T-HOME business area.

§
Annex 3.9 (j) (v) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with external third parties which shall not be included in the Spin-off Assets and Liabilities. Nor shall the Spin-off Assets and Liabilities individual orders and requisitions completed on the basis of these procurement agreements, in so far as these are not assigned to the Spin-off Assets and Liabilities under Section 3.9 (e) (i) of the Spin-off and Take-over Agreement.

§
Annex 3.9 (j) (vi) lists procurement agreements (designated by agreement numbers under which they are stored in Deutsche Telekom AG's central SAP system, for example, or in the central SAP system of T-Systems Enterprise Services GmbH with registered offices in Frankfurt am Main) concluded with affiliated companies which shall not be included in the Spin-off Assets and Liabilities. Nor shall the Spin-off Assets and Liabilities individual orders and requisitions completed on the basis of these procurement agreements, in so far as these are not assigned to the Spin-off Assets and Liabilities under Section 3.9 (e) (i) of the Spin-off and Take-over Agreement.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

§
Annex 4.6 (d) lists secured entitlements (designated by entitlement, land register, land register folio, lot and parcel of land) to entry of a limited personal easement to the benefit of an individual secured by reservation which Deutsche Telekom shall assign to the receiving company T-Mobile Deutschland GmbH.

§
Annex 4.7 (d) (i) lists land and buildings (designated by address). Deutsche Telekom AG shall, for the land and buildings that fall under the ownership or under the hereditary building rights of Deutsche Telekom AG, are listed in Annex 4.7 (d) (i) and on which or in which main distribution frames are located, grant a limited personal easement to the benefit of T-Mobile Deutschland GmbH on the right to use the land and buildings in order to operate the main distribution frames, and shall do so on the basis of the content specified in Annex 4.7 (d) (ii).

§	Annex 4.7 (d) (ii) contains a sample for the content of a limited personal easement. The sample for the content of a limited personal easement has the following wording:

"Easement agreement

1.             Easements
Regarding the property [Grundbuch, Gemarkung, Grundbuchblatt, Flur, Flurstück ergänzen/ please complete land register, district, land register folio, lot, parcel of land] Deutsche Telekom AG (owner) and T-Mobile Deutschland GmbH (beneficiary) grant and request the entry of a limited personal easement (“easement”) for the benefit of T-Mobile Deutschland GmbH as follows:

1.1           Easement of use

T-Mobile Deutschland GmbH shall be entitled to exclusively use the rooms and facilities (“technical facilities”) designated in Annex 1 for the duration of the operation of the national telecommunications fixed network itself or via third parties, provided this is necessary to operate main distribution frames, local exchanges or similar equipment therein and to maintain the plant and equipment necessary for this purpose in such rooms and facilities.

1.2           Construction and usage restriction easement

The owner of the individual eased property is generally entitled to alter the building and to change the use. The following restrictions shall apply:

The owner of the individual eased property may only make alterations to the building on the property which may impair or disrupt the operation of the beneficiary’s facilities pursuant to Section 1.1 (including the use of the necessary cables and lines) if he notifies the beneficiary accordingly in writing before doing so, unless there is imminent danger. Alterations to the building which require changes to its static structure may only be made by the owner if plans have been submitted and the beneficiary has granted its approval in writing. The beneficiary may only object to or refuse to approve alterations to the building within the meaning of this paragraph if it is probable that the operation of the facilities pursuant to Section 1.1. (including the use of the necessary cables and lines) will be impaired or disrupted and if, upon a corresponding written notification of the beneficiary, the owner does not submit a written commitment to compensate any damage caused by the owner’s alterations to the building. Alterations to the building are deemed permitted if the beneficiary has not objected to them in writing within two months following reception of the owner’s notification of the proposed alterations pursuant to sentence 1 one of this paragraph. The owner shall ensure that the beneficiary can continue to use the facilities for the duration of the alterations to the property or building.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

 2.           Ancillary rights

The aforementioned rights pursuant to Section 1 include the following:

2.1           Cable and line rights

The beneficiary may install the cables and lines necessary for operation pursuant to Section 1 outside and inside the building, if necessary, and may keep and retain them, if they already exist.

No measures having an effect on the land outside the respective building above/below and in the immediate vicinity (at a distance of at least 50 cm from both sides of the lines) (planting of trees, deep-rooted bushes, fences, installation of drainage pipes, digging of drainage trenches, etc.) which might impair, endanger or damage the cables or lines laid outside the building may be taken without the beneficiaries' approval.

2.2           Renewal/ modification/ replacement/ removal/ expansion rights

The beneficiary is entitled to renew, modify, replace, remove or expand all facilities and equipment pursuant to Section 1 as well as cables and lines pursuant to Section 2.1 to adjust them to the current state of technological progress. The beneficiary is also entitled to dismantle and remove the aforementioned equipment and facilities.

2.3           Right to shared use

The beneficiary is entitled to share use (right to shared use) of the owner’s utilities and waste disposal equipment which (also) serves the facilities pursuant to Section 1 (shared building services, power supply, cooling); the beneficiary shall bear the cost of operation, maintenance, replacement and repair of such utilities and waste disposal equipment in line with the proportion of usage in the building, unless the owner and the beneficiary have agreed otherwise.

2.4           Access right/ digging right

Provided due consideration is given to the other users of the property and building, the beneficiary – including commissioned third parties – may access or dig up the eased property and building at any time for the purpose of inspection, maintenance, or repair of and implementation of changes, replacements or renewals and other works to be carried out on the equipment, cables or lines operated by the beneficiary following prior coordination with the other users of the eased property, unless there is imminent danger. The beneficiary shall restore the prior condition at his own cost; any damage/loss to the owner and/or other users of the eased property or building caused by work undertaken by the beneficiary shall be compensated.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

The beneficiary shall take any measures permitted by the provision at his own risk and cost. Construction activities covered by this Section 2.4 must be agreed with the respective owner in good time before commencement of the activities. The scope of the beneficiary's responsibilities and risks includes obtaining and complying with all relevant official authorizations and regulations under construction law. The beneficiary shall be liable for all damages arising from the realization and/or operation of any facilities installed by him or by a third party on his behalf and shall indemnify the owner against claims from third parties.

3.           Maintenance/repairs

The beneficiary alone shall bear responsibility for the activities under Section 2.2 and the associated costs.

4.           Destruction or demolition of the buildings

Should the owner of an individual property subject to an easement under Section 1 intend, following the destruction or demolition of the building on the property, to erect a new building, the beneficiary shall have the right in accordance with the provisions below to demand an amendment to the content of the existing easement or – should the easement cease to exist – the establishment of a new easement with the same content: Following the construction of a new building, the owner shall make a written offer to the beneficiary for use of an area comparable to the area covered by the prior easement for the duration of the operation of the national telecommunications fixed network for this purpose and to guarantee this right of use with a correspondingly amended easement or a newly established easement of comparable content (with the same priority as the existing easement). The beneficiary may accept the offer within a 12-month period.

If the beneficiary does not accept the offer, he must accept cancellation of the easement.

Irrespective of the aforementioned provisions, following the destruction or demolition of the building on the property, the beneficiary may continue to use the property at his own cost and risk for the purpose assured in the easement until such time as the construction on the property begins again, and may take precautions for such a scenario. During such construction activities, the beneficiary may only demand maintenance of provisional installations put in place by him for this purpose if he has accepted the aforementioned offer of the owner of the eased property and bears all risks associated with the maintenance of his provisional installation and – provided the building is not being reconstructed having previously been demolished by the owner – the costs. If the building is being reconstructed having been demolished by the owner, the owner shall bear the costs of the provisional installation and guarantee the uninterrupted ability of the beneficiary to use it.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

5.           Transfer of the right of exercise

The right to exercise the easement may be passed on or transferred to third parties.

6.           Catch-all clause

Insofar as the provisions agreed under Sections 1 to 5 of these easement agreements may not be the legal subject of limited personal easement, the respective content shall be deemed agreed between the Parties under the law of obligations.

7.           Priority

The respective easements in accordance with Section 1 shall be entered according to their priority.

8.           Value

The value of the rights in accordance with Section 1 is set at EUR 2,500.00 per easement.

9.           Transfer obligation

The Parties shall be obligated to transfer all rights and obligations arising from these easement agreements, including this transfer obligation, in full to their legal successors. In addition, this easement does not impair the right of the respective owner to dispose of the land and building. Benefits and buildings associated with the property and building shall remain with the respective owner.”

§
Annex 6.2 (a) lists employment relationships (designated by personnel numbers in the SAP system (P91), client 200 of Deutsche Telekom AG) which the parties assume will transferred by force of law to T-Mobile Deutschland GmbH pursuant to §§ 613 a (1) sentence 1 BGB, 324 UmwG.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Further notes on item 1 on the agenda:

The following documents are available for inspection by shareholders in the business office of Deutsche Telekom AG at the Company's registered offices at Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting:

§	The Spin-off and Take-over Agreement concluded on September 3, 2009 between Deutsche Telekom AG and T-Mobile Deutschland GmbH notarized by notary public Dr. Ingrid Doyé with office in Cologne,

§	The interim balance sheets of Deutsche Telekom AG and T-Mobile Deutschland GmbH as of June 30, 2009,

§
The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2006, 2007 and 2008 financial years, and the management reports of Deutsche Telekom AG and Group management reports for the 2006, 2007 and 2008 financial years,

§
The annual financial statements for T-Mobile Deutschland GmbH for the 2006, 2007 and 2008 financial years, and the management reports of T-Mobile Deutschland GmbH for the 2006, 2007 and 2008 financial years,

§	The joint report of the Board of Management of Deutsche Telekom AG and the Managing Board of T-Mobile Deutschland GmbH compiled in accordance with § 127 UmwG,

These documents are also available on the website at

http://www.telekom.com

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Right to participate and voting right

Total number of shares and voting rights

The total number of issued shares, each of which carries one voting right, amounts to 4,361,319,993 (in accordance with § 30b (1) sentence 1 no. 1 alt. 2 of the German Securities Trading Act [Wertpapierhandelsgesetz – WpHG]; on the date the shareholders’ meeting was convened this total number also included 1,881,508 treasury shares from which no entitlement to rights arises for the Company pursuant to § 71b AktG).

Prerequisites for participation and exercising voting rights

Under § 16 (1) of the Articles of Incorporation shareholders are eligible to attend the shareholders’ meeting and to exercise the right to vote at the shareholders’ meeting, if they are entered in the shareholders’ register, and if they have registered with the Company on time, i.e., by midnight (CET) on Thursday November 12, 2009 at the latest,

at the following address:

DTAG Hauptversammlung
c/o ADEUS Aktienregister-Service-GmbH
20683 Hamburg
Germany

or by fax to the fax number +49 (0)228 181-78879

or by e-mail to the e-mail address: hauptversammlung.bonn@telekom.de or through the password-protected Internet dialog using the system provided for this purpose at the Internet address

http://www.hv-telekom.com

To meet the deadline, your registration has to be received by the point in time indicated.

An online password is required in addition to the shareholder number to register using the password-protected Internet dialog. Shareholders who have already registered in order to have documents for the shareholders' meeting sent electronically can use the online password they have chosen. All other shareholders will be sent an online password together with the invitation to the shareholders' meeting. The system that allows shareholders to register using the password-protected Internet dialog requires that they were entered in the shareholders' register at least two weeks prior to the day on which the shareholders' meeting is held. More details on the procedure to follow when registering via the password-protected Internet dialog is available at the aforementioned website.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

Pursuant to § 67 (2) sentence 1 AktG, only those persons who are entered in the shareholders’ register are considered to be shareholders of the Company. Consequently, they only have a right to participate and a voting right provided they are entered as shareholders in the shareholders’ register on the day of the shareholders’ meeting. The number of voting rights to which a person eligible to participate in the shareholders’ meeting is entitled depends on the shareholding entered in the shareholders’ register on the day of the shareholders’ meeting. For processing reasons, however, no changes in the shareholding will be recorded in the shareholders’ register during the period from Friday November 13, 2009 (inclusive) to the day of the shareholders’ meeting, i.e., Thursday November 19, 2009 (inclusive).

Banks and shareholders’ associations as well as other persons or associations that have a status equal to banks pursuant to § 135 or pursuant to § 135 in conjunction with § 125 (5) AktG, each in conjunction with § 20 Introductory Act of the Stock Corporation Act (EGAktG) as amended by the Act Implementing the Shareholder Rights Directive (ARUG) may only exercise voting rights on registered shares which they do not own but as the bearer of which they are entered in the shareholders' register if authorized to do so. Details of this authorization are set out in § 135 AktG in conjunction with § 20 EGAktG as amended by the ARUG.

Voting by proxy

Voting rights may be exercised by a proxy – for example, by a bank, a shareholders’ association or the proxies appointed by the Company. Registration must also take place in good time in these cases (see above under "Prerequisites for participation and exercising voting rights"). Shareholders who wish to grant proxies the authority to exercise their voting right should note the following:

a)
If the granting of proxy (in compliance with § 20 EGAktG as amended by the ARUG) does not fall within the scope of application of § 135 AktG (i.e. if proxy is not granted to a bank, a shareholders' association or any other person or association which has a status equal to banks pursuant to § 135 or pursuant to § 135 in conjunction with § 125 (5) AktG, each in conjunction with § 20 EGAktG as amended by the ARUG, and if the granting of proxy does not otherwise fall within the scope of application of § 135 AktG in compliance with § 20 EGAktG as amended by the ARUG), proxy must be granted in compliance with § 134 (3) sentence 2 AktG  in the version in force prior to ARUG coming into force in conjunction with § 16 (2) sentence 2 of the Articles of Incorporation, either in writing or via the password-protected Internet dialog using the system provided for this purpose at the website named above (http://www.hv-telekom.com) or by fax to +49 (0) 228 181-78879. In accordance with § 16 (2) sentence 2 of the Articles of Incorporation, proof of authority may also be submitted to the Company under the same fax number where authority is granted in a written declaration made to the proxy (§ 167 (1) 1. alt. BGB). An online password is required in addition to the shareholder number in order to use the password-protected Internet dialog. Shareholders who have already registered in order to have documents for the shareholders' meeting sent electronically can use the online password they have chosen. All other shareholders will be sent an online password together with the invitation to the shareholders' meeting. The system that allows shareholders to use the password-protected Internet dialog requires that they were entered in the shareholders' register at least two weeks prior to the day on which the shareholders' meeting is held. For processing reasons, the password-protected Internet dialog can only be used to grant authority to proxies at the same time as registration takes place, and only up until midnight (CET) on Thursday November 12, 2009, at the latest. Further, for processing reasons (excepting the case of authorization of proxies appointed by the Company as described under c)), authority that has been granted cannot be revoked or changed (i.e., another proxy cannot be appointed) via the password-protected Internet dialog. More details on the use of the password-protected Internet dialog can be found at the aforementioned website.

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

b)
The Articles of Incorporation do not contain any separate provision for cases where  the granting of proxy (in compliance with § 20 EGAktG as amended by the ARUG) falls within the scope of application of § 135 AktG (i.e., if proxy is granted to a bank, a shareholders' association or any other person or association which has a status equal to banks pursuant to § 135 or pursuant to § 135 in conjunction with § 125 (5) AktG, each in conjunction with § 20 EGAktG as amended by the ARUG, or if the granting of proxy otherwise falls within the scope of § 135 AktG in compliance with § 20 EGAktG as amended by the ARUG).

c)
The information provided under letter a) above shall also apply in respect of authority granted to the proxies appointed by the Company. Authority granted to the proxies appointed by the Company can, however, be revoked using the password-protected Internet dialog until shortly before voting begins on the day of the shareholders' meeting; it can be changed (i.e. another proxy appointed) using the password-protected Internet dialog until Thursday November 12, 2009, midnight (CET). If authority is granted to the proxies appointed by the Company, they shall exercise their voting rights only to the extent they have received explicit voting instructions.. Voting instructions given to proxies appointed by the Company can be changed in writing, by fax to +49 (0) 228 181-78879 or using the password-protected Internet dialog, until shortly before voting begins on the day of the shareholders' meeting.

Shareholders will be sent further information regarding voting by proxy and issuing instructions, along with the relevant forms, together with the invitation to the shareholders' meeting. Pursuant to § 16 (2) sentence 3 of the Articles of Incorporation, this shall not affect any method directly provided for by law for the granting of proxy, its revocation and the provision of evidence of the authorization to the Company.

Public disclosure of counter-motions

Counter-motions within the meaning of § 126 AktG will be published, together with the shareholder's name, reason and a comment, if any, by the management, at

http://www.telekom.com/gegenantraege

if they are received by the Company

          by midnight (CET) on Thursday November 5, 2009 at the latest,

under the address

Gegenanträge zur Hauptversammlung DTAG
Postfach 19 29
53009 Bonn
Germany

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

or by fax to the fax number +49 (0)228 181-88259

or by e-mail to the e-mail address gegenantraege.bonn@telekom.de and all other prerequisites for the Company's obligation of public disclosure pursuant to § 126 AktG are met.

Information for ADS owners and specific shareholders

Owners of American Depositary Shares (ADS) who intend to take part in the shareholders’ meeting can register via Deutsche Bank Trust Company Americas, USA. Shareholders who hold their shares in Japan through Japan Securities Depository Center and who wish to exercise their right to vote should contact The Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Shareholders' meeting documents

Every shareholder will, upon request, be sent a copy of the documents, which will also be available for inspection at the shareholders’ meeting, without delay and free of charge.

These documents are also available on the website at

http://www.telekom.com

No public broadcast of the shareholders' meeting

The shareholders' meeting will not be broadcast in audio and video.

Bonn, October 2009

Deutsche Telekom AG
Board of Management

This document is a convenience translation of the German original.
In case of discrepancy between the English and German versions, the German version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: October 5, 2009